ELDORADO GOLD CORP.

Technical Report on the Vila Nova Iron Ore Project

ELDORADO GOLD CORP.

TECHNICAL REPORT ON THE VILA NOVA IRON ORE PROJECT

AMAPÁ STATE, BRAZIL

 EFFECTIVE DATE:

31 July 2007

PREPARED BY:

Dr. STEPHEN JURAS, P.Geo

Vila Nova Iron Ore Project
Technical Report

Contents

1.0

Summary

1-1

1.1

Introduction And Property Description

1-1

1.2

Geology And Mineral Resources

1-2

1.3

Project Description

1-3

1.4

Mining And Mineral Reserves

1-3

1.5

Process

1-5

1.6

Infrastructure

1-6

1.7

Capital Costs

1-6

1.8

Operating Costs

1-7

1.9

Marketing

1-7

1.10

Financial Analysis

1-8

1.11

Conclusions

1-8

2.0

Introduction And Terms Of Reference

2-1

2.1

Terms And Reference

2-1

3.0

Reliance On Other Experts

3-1

4.0

Property Description And Location

4-1

4.1

Project Location

4-1

4.2

Mineral Tenure

4-1

4.3

Surface Ownership

4-1

4.4

Permits And Agreements

4-1

4.5

Royalties

4-2

4.6

Environmental Impact Assessment

4-2

5.0

Accessibility, Climate, Local Resources, Infrastructure, And Physiography

5-1

6.0

History

6-1

6.1

Pre-2006 Work

6-1

7.0

Geological Setting

7-1

7.1

Regional Geology

7-1

7.2

Deposit Geology

7-1

7.2.1

Iron Formation

7-4

7.2.2

Metapelitic Units

7-5

7.2.3

Surface Units

7-5

8.0

Deposit Types

8-1

9.0

Mineralization

9-1

10.0

Exploration

10-1

11.0

Drilling

11-1

12.0

Sampling Method And Approach

12-1

13.0

Sample Preparation, Anayses, And Security

13-1

13.1

Sample Preparation And Assay Method

13-1

13.2

Qa/Qc

13-1

13.3

Specific Gravity

13-1

13.4

Concluding Statement

13-2

14.0

Data Verification

14-1

15.0

Adjacent Properties

15-1

16.0

Mineral Processing And Metallurgical Testing

16-1

16.1

Crushing And Screening Tests

16-1

16.2

Mineralogical Characterization

16-1

16.3

Chemical Analysis Of Sizing Fractions

16-2

16.3.1

Hard Material

16-4

16.3.2

Intermediate Material

16-4

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Technical Report

16.3.3

Soft Material

16-4

16.3.4

Intercalated Material

16-4

16.3.5

Itabirite

16-4

16.3.6

Rich Itabirite

16-4

16.4

Typical Ore Composition

16-4

16.5

Concentration Tests

16-5

16.5.1

Sample Preparation

16-6

16.5.2

Heavy Liquid Separation

16-7

16.5.3

Jig Concentration Tests

16-7

16.5.4

Spiral Concentrator Tests

16-8

16.6

Metallurgical Tests

16-9

16.7

Conclusions On Metallurgical Testwork

16-10

17.0

Mineral Resource And Mineral Reserve Estimates

17-1

17.1

Geological Models

17-1

17.2

Solid And Surface Modeling

17-3

17.2.1

Geological Solids

17-3

17.2.2

Hardness Model

17-3

17.2.3

Topography Model

17-3

17.3

Block Model And Estimation

17-3

17.3.1

Data Preparation

17-3

17.3.2

Model Setup

17-4

17.3.3

Domains

17-4

17.3.4

Grade Estimation

17-4

17.3.5

Bulk Density

17-5

17.3.6

Production Model

17-5

17.3.7

Validation

17-6

17.4

Mineral Resource Classification And Summary

17-10

17.5

Mineral Reserve Estimate And Summary

17-11

18.0

Other Relevant Data And Information

18-1

19.0

Additional Information On Development And Production Properties

19-1

19.1

Introduction

19-1

19.2

Project Description

19-1

19.3

Mining

19-1

19.3.1

Open Pit Optimization

19-1

19.3.2

Mineral Reserves

19-5

19.3.3

Mine Production Forecast

19-5

19.3.4

Mine Production Equipment

19-7

19.3.4.1

Equipment Sizing – Drill Rigs

19-8

19.3.4.2

Equipment Sizing – Excavators

19-8

19.3.4.3

Equipment Sizing – Front-End Loaders For Product Loading

19-9

19.3.4.4

Equipment Sizing – Rear Dump Trucks

19-9

19.3.4.5

Equipment Sizing – Product Haulage Operations

19-9

19.3.4.6

Equipment Sizing – Ancillary Equipment

19-9

19.3.4.7

Equipment Sizing – Dewatering Systems

19-9

19.4

Process

19-10

19.5

Infrastructure

19-11

19.5.1

Existing Site Infrastructure

19-11

19.5.2

Vila Nova Site Infrastructure

19-11

19.5.3

Tailings Dam

19-12

19.5.4

Santana Port Infrastructure

19-12

19.6

Capital Cost Estimate

19-12

19.6.1

Introduction

19-12

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19.6.2

Direct And Indirect Capital Costs

19-13

19.6.3

Sustaining Capital Costs

19-13

19.7

Operating Costs

19-13

19.8

Marketing

19-14

19.9

Financial Analysis

19-14

19.9.1

Principal Assumptions

19-16

19.9.2

Sensitivity Analysis

19-16

20.0

Conclusions And Recommendations

20-1

21.0

Certificates Of Qualified Persons

21-1

21.1

Signature Page, Date And Certificates

21-1

List of Tables

Table 1-1:

Vila Nova Iron Ore Project Mineral Resources – 31 July 2007

1-3

Table 1-2:

Vila Nova Iron Ore Project Mineral Reserves (Run-of-Mine Totals)

1-4

Table 1-3:

Ore and Waste Tonnages by Year

1-5

Table 1-4:

Vila Nova Iron Ore Project Operating Costs – FOB Santana Port

1-7

Table 1-5:

Sensitivity Analysis

1-8

Table 4-1

Licenses and Reports

4-2

Table 11-1:

Vila Nova Iron Ore Project Drill Hole Listing

11-2

Table 12-1:

Drill Hole Composited Assays

12-1

Table 12-2:

Trench Samples (Bacabal South)

12-4

Table 13-1:

Vila Nova Iron Specific Gravity Values

13-2

Table 16-1:

Chemical Compositions of Hard Material

16-3

Table 16-2:

Chemical Compositions of Intermediate Material

16-3

Table 16-3:

Chemical Compositions of Soft Material

16-3

Table 16-4:

Chemical Compositions of Rich Itabirite Material

16-3

Table 16-5:

Contaminant Thresholds for Iron Ore Products

16-3

Table 16-6:

Calculated Chemical Compositions of Blended Vila Nova Ore

16-5

Table 16-7:

Chemical Compositions of Sinter Feed Products with Extra Fine Proportions

16-5

Table 16-8:

Samples for Tests in Jig and Spiral

16-6

Table 16-9:

Spiral Concentration Test Results – Sample 2

16-8

Table 16-10:

Results of Concentration on Vibrating Table – Sample 1

16-9

Table 16-11:

Physical and Metallurgical Behaviors of the Lump Ore Product

16-10

Table 17-1:

Block Model Dimensions

17-4

Table 17-2:

Search Parameters

17-5

Table 17-3:

Vila Nova Iron Ore Project Mineral Resources – 31 July 2007

17-10

Table 19-1:

Pit Optimization Parameters

19-2

Table 19-2:

Vila Nova Iron Project Mineral Reserves (run-of-mine numbers)

19-5

Table 19-3:

Products to be Generated by Year

19-7

Table 19-4:

Ore and Waste Tonnages by Year

19-7

Table 19-5:

Main and Auxiliary Mining Equipment Requirements by Year

19-8

Table 19-6:

Tailings Dam Basic Design Features

19-12

Table 19-7:

Sustaining Capital Costs

19-13

Table 19-8:

Key Operating Costs – FOB Santana Port

19-14

Table 19-9:

Vila Nova Iron Ore Project Cash Flow Summary

19-15

Table 19-10:

Sensitivity Analysis

19-17

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List of Figures

Figure 4-1:

Vila Nova Property Location

4-3

Figure 10-1:

Total Magnetic Field Map, Vila Nova Iron Ore Project

10-1

Figure 16-1:

Flow Chart of Metallurgical Characterization of

16-2

Figure 16-2:

Sample Preparation Flow Chart for Concentration Tests

16-7

Figure 16-3:

Proposed Vila Nova Process Flow Chart

16-11

Figure 17-1:

Vila Nova Iron Ore Project – Plan view showing domains and drill hole location

17-2

Figure 17-2:

Vertical Section – 51N

17-7

Figure 17-3:

Vertical Section – 57N

17-8

Figure 17-4:

Plan View – 50 m Level

17-9

Figure 19-1:

Lagos Final Pit

19-3

Figure 19-2:

Bacabal Final Pit

19-4

Figure 19-3:

Mine Sequence Flowchart

19-5

Figure 19-4:

Sensitivity Analysis Graph for Eldorado Gold's 75% Share

19-17

Appendix

Abbreviations, Terms and Symbols

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1.0

SUMMARY

1.1

Introduction and Property Description

This National Instrument 43-101 Technical Report intends to present a summary of the Engineering services carried out by Eldorado Gold Corporation (Eldorado Gold or the “Company”) on its Vila Nova Iron Ore Project in Amapá State, Brazil (or, the “Project”).  Eldorado Gold, through its wholly owned subsidiary São Bento Mineração, S.A., owns 75% of the Vila Nova Iron Ore Project in Amapá State, Brazil.  The remaining 25% is owned by DSI MINERAÇÃO LTDA (“DSI”), a private company in Brazil.

Roberto Costa Engenharia Ltd. of Belo Horizonte, Brazil prepared the pre-feasibility study for the project in 2006.  A subsequent update, also by Roberto Costa Engenharia Ltda. incorporated new information and revised operating methods.  Mr. Roberto Costa of Roberto Costa Engenharia Ltda. served as the Qualified Person responsible for the metallurgical test work, mine planning and site infrastructure work (sections 16 and 19 of the report).  Dr. Stephen Juras, P.Geo, Manager, Geology with Eldorado Gold, directed the review of the geological data and the mineral resource estimation work (Sections 7 to 14, and Section 17).  Dr. Juras is also the Qualified Person responsible for preparing this report.  Both Mr. Costa and Dr. Juras have visited the project on numerous occasions in 2006.

The Vila Nova Iron Ore Project lies 175 km west of Macapá, the capital of the Amapá State in northeastern Brazil.  The Project site is accessible by road: 145 km along the partially paved federal highways BR 210 and BR 156 (“Perimetral Norte”) to the village of Cupixi, then 30 km along a private unpaved road.

The Project holds the mining rights granted by the Brazilian National Production Department (DNPM) (ref. Process #850.048/80) and declared in Mining Concession       #145-91 published in the Federal Gazette (Diário Oficial da União) on 18/07/1991, and amended on 31/05/2007.  The said rights belong to MINERAÇÃO AMAPARI SA, which is wholly owned by DSI.  The total area of the mining rights is 4,254 ha of which 1,475 ha covers the Project and is controlled by Eldorado Gold. A royalty of 2.0% on revenues will be payable to the Brazilian government.

Work on the Vila Nova Iron Ore Project is governed by numerous permits and licenses issued by two Brazilian agencies:  Environmental Agency of Amapá State (SEMA) and the DNPM.   The licensing of the Project is at an advanced stage with one license pending prior to the start of construction. The outstanding permit is a clearing permit, which the Company expects to receive from SEMA in the fourth quarter 2007.

The Project site topography comprises mostly nearly flat platforms delimited by small slopes. Typical vegetation throughout the area consists of dense plant coverage.  The nearby Vila Nova River, which flows through the property, is the main drainage in the province and will be used for water supply.

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The Project climate is that of a tropical rainforest with a rainy season in which 85% of the precipitation generally occurs, and a dry season. The annual rainfall is 2,300 mm and relative humidity is around 95% (100% during the rainy season).  The annual temperature generally ranges from 23° C to 35° C, averaging around 28° C.

All monetary amounts expressed in this section are in United States of America Dollars (US$) unless otherwise stated.

1.2

Geology and Mineral Resources

The Vila Nova Iron Ore Project lies within the Vila Nova Group, a greenstone belt of the Paleoproterozoic age (about 2.2 Ga) occurring in the southern part of the Guyana Shield.  The Vila Nova Group consists of clastic and chemical metasedimentary units with mafic metavolcanic rocks at the base. Sequences of this group have been metamorphosed at greenschist to amphibolite facies.

The Project deposit is a 5 to 40 m thick metamorphosed and deformed iron formation lying within a sequence of metapelitic schists.  The iron formation, a ridge forming unit in the Project area, extends for about 1800 meters, from Manoel dos Santos Creek up to a point 600 meters north of the Vila Nova River.  The deposit comprises two branches, one trending N60W and the other trending N10E.  These branches correspond to limbs of an inverted syncline fold, whose axis plunges steeply towards west.

The iron formation consists of massive to banded hematite and itabirite units.  At surface, these units have experienced weathering resulting in a hematite fragmental unit cemented by limonite (called canga).  The enveloping metapelitic rocks are strongly weathered and rarely exposed.

The hematite unit is the main ore unit.  The massive to banded - laminated hematite unit consists of fine-grained specular hematite.  The hematite grains show distinct textures relative to the presence of banding.  Massive ores show non-oriented, generally equi-dimensional grains with mosaic texture.  Laminated ores comprise dense lamellar crystals that are strongly oriented (defining foliation and lineation directions).  Laminated types are the more common.  The main accessory mineral is kaolinite (5 to 10%).  The hematite unit was classified  in drill core based on physical characteristics as Hard, Intermediate or Medium, and Soft.

The Project’s itabirite units are not typical of Brazilian itabirites as they contain a significant clay content (kaolinite and lesser gibbsite), and at times, may be void of quartz.  They may be termed as argillaceous itabirites.  The Project’s itabirites have been further classified according to FeT content:  rich itabirite (58 to 64%), medium itabirite (52 to 58%) and poor itabirite (less than 52%).  Only the rich itabirites are considered to be potential iron ore together with the hematite unit.

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Eldorado Gold conducted diamond drilling on the Project deposit from 2005 to 2007.  4194 m in 49 drill holes were drilled on the project with 31 holes totaling 2951 m drilled in the portions of the deposit for which mineral resources were estimated.  These data together with a series of trenches excavated in Bacabal South formed the database used for the Vila Nova Iron Ore Project mineral resource estimate.

Resource work defined the quantity, quality, and classification of the iron ores.  The lower grade/quality itabirite and iron crust materials were not modeled, and instead treated as waste rock.  The Project deposit was divided into 4 domains:  Lagos, Bacabal North, Bacabal South along the N-S trending limb, and Bacabal West along the E-W limb.  3-D models were created of the mineralization according to Hardness type.

For the Vila Nova Iron Ore Project, iron (Fe) is the revenue element and silica (SiO2), alumina (Al2O3), and phosphorous (P) are the main deleterious elements.  Grade models were estimated for Fe%, SiO2%, Al2O3%, and P%.  Assay data were composited into 5m lengths, honouring the ore type domains.  Grades were estimated by inverse distance weighting to the second power.  Blocks and composites were matched on estimation domain.

The Mineral Resources of the Vila Nova Iron Ore Project were classified using logic consistent with the CIM definitions referred to in NI 43-101.  The mineralization of the project satisfies sufficient criteria to be classified into Measured, Indicated, and Inferred Mineral Resource categories. The Project mineral resources as of July 31, 2007 are shown in Table 1.1.

Table 1-1:

Vila Nova Iron Ore Project Mineral Resources – 31 July 2007

Resource Category	Tonnes (x1000)	Fe%
Measured	2,285	63.5
Indicated	7,679	61.0
Measured + Indicated	9,964	61.6
Inferred	2,022	61.2

1.3

Project Description

Eldorado Gold and DSI propose to develop the Project property in southern Amapá State, Brazil.  This open pit mine will operate for approximately nine years and produce lump ore and sinter feed products for shipping out of Santana Port.  This operation will require the building of a crushing, screening and separation plant and also screening and handling facilities at Santana Port.  The Santana Port is operated by the Santana Port Authority and is located on the North bank of the Amazon River, in the town of Santana, approximately 18 Km upstream from the city of Macapa, the capital of the State of Amapa.

1.4

Mining and Mineral Reserves

The Vila Nova Iron Ore Project has an orebody that is amenable to conventional open pit mining methods.  The mining process will use standard hydraulic excavators and highway-type haul trucks with conventional rock boxes.  Drill and blast will be required in the harder areas.

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Using the theoretical pit shell generated from the optimization performed by means of the Whittle software, two operational pits (Lagos Final Pit and Bacabal Final Pit) were created and the Mineral Reserves derived. Key parameters used for generating the theoretical and operational pits are:

•

Iron Ore Price – Lump

$0.947 per Fe%

•

Iron Ore Price – Sinter Fines

$0.744 per Fe%

•

Mining Dilution

5%

•

Mining Loss

5%

•

Overall Slope Angle

35˚

•

Bench Height

10 m

The Lagos Pit Mineral Reserve consists of 551,000 tonnes of Hard Ore at a grade of 61.1% Fe and 260,000 tonnes of Medium Hard Ore at a grade of 61.8% Fe.  The Bacabal Pit Mineral Reserve consists of 5,204,000 tonnes of hard ore at a grade of 61.5% Fe, 2,430,000 tonnes of medium hard ore at a grade of 59.8% Fe, and 827,000 tonnes of soft ore at a grade of 61.7% Fe.  These are summarized into the Project Mineral Reserve summary in Table 1-2.

Table 1-2:

Vila Nova Iron Ore Project Mineral Reserves (Run-of-Mine Totals)

	Tonnes (x1000)	Fe%
Reserve Category
Proven Reserves	2,285	63.5
Probable Reserves	6,987	60.2
Proven & Probable Reserve	9,272	61.0

Table 1-3 shows the quantities of ore and waste to be mined annually, (tonnages measured on a dry basis).

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Table 1-3:

Ore and Waste Tonnages by Year

Total – Bacabal and Lagos Pits
Year	Waste (Kt)	Ore (Kt)	Stripping Ratio
0	1,339.6	0	-
1	5,234.2	1,079.8	4.8
2	4,759.6	1,009.3	4.7
3	12,700.5	1,020.3	12.4
4	12,764.5	1,001.4	12.7
5	12,764.5	1,001.4	12.7
6	12,765.6	1,003.4	12.7
7	12,765.6	1,003.4	12.7
8	8,611.6	1,136.3	7.6
9	8,611.6	1,017.0	8.5
Total	92,307.3	9,272.3	10.0

The characteristics of the equipment selected were compatible with the ore mining and stripping activities, as well as the characteristics of the site where the Mine is located, and the access road between the Vila Nova Iron Ore Mine (or, the “Mine”) and the Santana Port.  Backhoes equipped with 3.2 m3 bucket will be used for both ore and waste excavation.  8x4 trucks with 35 t load capacity were selected for haulage requirements within the Mine operations.  These units were chosen based on performance at similar operations.  Wheel loaders equipped with 2.9 m3 buckets were selected to load product into 4x2 trucks with 35 t load capacity.  Detailed calculations demonstrated that a single unit is sufficient for loading the products to be generated in all years, as long as the annual production remains practically constant, around 1 x 106  t.

1.1

Process

An iron ore processing plant will be built at the Project for the beneficiation of the ROM iron ore.  The processing plant will consist of a primary crusher followed by a primary screen.  The +31.5 mm fraction will report to a secondary crusher that is in closed circuit.  The -31.5 mm fraction product from the primary and secondary crusher is screened at the double-deck second screen.  The -31.5 mm to +6.35mm fraction is stockpiled as lump ore.  The -6.35 mm to +1.0 mm fraction is stockpiled as sinter feed.  The -1.0 mm fraction will be pumped to hydrocyclones for further separation.  The -0.038 mm overflow of the hydrocyclones will be pumped to the tailings dam as tails.  The -1.0 mm to +0.038 mm underflow of the hydrocyclones will be sent to double spirals for gravimetric separation.  The spiral tails will be sent to the tailings dam and the concentrate will be sent to a finer series of hydrocyclones.  The -0.038 mm overflow from here will be sent to the tailings dam as tails and the -1.0 mm to +0.038 mm underflow will be fed to a dewatering screen.  The coarse fraction will be sent to the sinter feed stockpile and the passing slurry will be sent to the tailings dam.

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The two products will be transported by 35 t trucks to Santana Port where the lump ore will be further screened.  The +6.35 mm fraction will be loaded on ships as lump ore and the -6.35 mm fraction will be combined with the abovementioned sinter feed to be loaded on ships as final sinter feed product.

1.2

Infrastructure

The Project site infrastructure will consist of those facilities necessary to support the mining, benefaction and transportation requirements.  Infrastructure improvements will be required at the Project site and also at the Santana Port.  The Project additions will include maintenance shops, accommodations, water and electrical supply, crushing and screening facilities, a gravity separation system and a tailings dam.

The tailings dam will be constructed of compacted earth from areas near the dam centerline.  Construction will be in two phases: phase 1 to be sufficient until Year 4 and a phase 2 will raise the crest of the dam to allow containment of all tailings generated during the remainder of the nine year Project life.

1.3

Capital Costs

The initial capital cost of the Project on a 100% basis is $32.7 million including $1.7 million of working capital.

A breakdown of all pre-production capital costs in US dollars is shown below.

Mining equipment

$14,554,000

(including truck fleet for product transport)

Process facilities

6,975,000

(including port screening and ship loading)

Pre-stripping

2,498,000

Infrastructure

2,265,000

Other Miscellaneous

3,231,000

Contingencies

1,496,000

Total

$

31,019,000

Working Capital

1,691,000

Grand Total

$32,710,000

A sum of nearly $18 million will be required over the Year 2 to Year 8 for sustaining capital.  Most of this amount is for equipment replacements and/or additional equipment requirements.  It also includes $372,000 for the tailings dam upgrade in year 4.

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1.4

Operating Costs

The operating costs for the Project are shown in Table 1-4.

Table 1-4:

Vila Nova Iron Ore Project Operating Costs – FOB Santana Port

Cost Item	Total LOM Cost	Total LOM Cost per tonne of Finished Product
	$000	$/t
G&A (including site labor)	53,068	6.5
Mining	64,182	7.9
Processing & Product Handling	93,355	11.5
Royalty (CEFEM)	10,371	1.3
Reclamation	4,250	0.5
Other Operating Costs	11,588	1.4
Total	236,814	29.1

1.5

Marketing

The prices for lump ore and sinter fines used in the financial model were based on an indicative letter received from a European trading company.  The prices were quoted in 2006 FOB Brazil terms.  Eldorado Gold has been in contact with a number of other prospective purchasers that have interest in purchasing the Vila Nova Iron Ore Project products.

The limitations of the Santana Port on vessel size may have a significant impact on the FOB prices for products since most potential ore buyers want larger capacity vessels to be used.

1.6

Financial Analysis

Project economics at 75% after tax (Eldorado Gold’s share of the Project)

•

Initial investment:

$32,032,000 (including working capital)

•

IRR:

41%, and

•

Payback period:

2.5 years

•

NPV:

(5% per annum):

$69,118,000;

(10% per annum):

$48,848,000.

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Table 1-5:

Sensitivity Analysis

% Base Case	NPV@5% in $M after tax – Eld’s 75% interest
	Ore Price	Capex	Opex
-20%	26.6	75.8	92.7
-10%	47.9	72.5	80.9
Base Case	69.1	69.1	69.1
+10%	90.4	65.8	57.3
+20%	111.6	62.4	45.6

The exchange rate used was $1.00 = R$2.10.

The maximum general corporate tax rate in Brazil is 34%. However, due to its location the Project will be eligible for a reduced tax rate of 15.25%, which is the rate used in the economic analysis described above.  Furthermore, Eldorado Gold has significant tax loss credits from its São Bento gold mine in Brazil and the Company is currently reviewing the availability of these credits as a way to further reduce the tax burden at the Vila Nova Iron Ore Project.  These tax loss credits have not been used in our economic analysis.

The prices for lump ore and sinter fines used in the financial model are based on an indicative letter received from a European trading company.  The prices were quoted in 2006 FOB Brazil terms.

1.1

Conclusions

The Vila Nova Iron Ore Project as described in this summary report is ready for development subject to finalizing an off-take agreement with potential clients.  The detailed technical investigations of geology, grade estimation, mine scheduling, and metallurgical test work have demonstrated that an operation can be designed to provide products for the iron and steel industries.  The marketability of the products is evident through the expressed interest of international buyers.  The permitting schedule of the Project has been successful to date with the clearing permit still required prior to construction and, the Operating License prior to commercial production.  The location of the Project is suitable for economic transport of the products and supply of all required materials and resources.  Very strong NPV, IRR, and payback terms demonstrate the overall profitability of this one million tonne per year project.

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2.0

INTRODUCTION AND TERMS OF REFERENCE

2.1

Terms and Reference

This National Instrument 43-101 Technical Report intends to present a summary of the engineering services carried out by Eldorado Gold on its Vila Nova Iron Ore Project in Amapá State, Brazil.  Eldorado Gold, through its wholly owned subsidiary São Bento Mineração, S.A., owns 75% of the Vila Nova Iron Ore Project in Amapá State, Brazil.  The remaining 25% is owned by DSI.

Information and data for this technical report were obtained from an internal pre-feasibility level study conducted on the Vila Nova Iron Ore Project. This report will cover the mineral resource and mineral reserve estimates, results of the metallurgical test work and resultant plant design, financial evaluations and the ancillary studies that apply to the Vila Nova Iron Ore Project.

Roberto Costa Engenharia Ltda. of Belo Horizonte, Brazil prepared the pre-feasibility study for the Project in 2006.  A subsequent update, also by Roberto Costa Engenharia Ltda. incorporated new information and revised operating methods.  Mr. Roberto Costa of Roberto Costa Engenharia Ltda. served as the Qualified Person responsible for the metallurgical test work, mine planning and mineral reserve estimate, and site infrastructure work (sections 16 and 19 of the report).  Dr. Stephen Juras, P.Geo, Manager, Geology with Eldorado Gold, directed and supervised the review and verification of the geological data and the mineral resource estimation work (Sections 7 to 14, and Section 17).  Dr. Juras is also the Qualified Person responsible for preparing this report including the opinion in Section 13.  Both Mr. Costa and Dr. Juras have visited the project on numerous occasions in 2006.

All monetary amounts expressed in this report are in United States of America Dollars (US$) unless otherwise stated.

The term "ore" is used for convenience throughout this report to denote the portion of the Measured and Indicated Mineral Resources that have been converted to Proven and Probable Mineral Reserves.

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3.0

RELIANCE ON OTHER EXPERTS

Work on the mine planning and surface infrastructure relied on information on the tailings dam design taken from a September 2006 report by Itaaçu – Geologia e Engenharia Ltd. Eldorado Gold used information from this work under the assumption that it was prepared by a Qualified Person.

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4.0

PROPERTY DESCRIPTION AND LOCATION

4.1

Project Location

The Vila Nova Iron Ore Project lies 175 km west of Macapá, the capital of the Amapá State in northeastern Brazil (Figure 3.1).  The Project is located at an approximate latitude and longitude of 0 Degrees, 24 minutes north and 51 degrees, 45 minutes west.  The extent of the general land use is bounded by the grid of 41,800 N to 47,300 N and 415,100 E to 417,600 E in the UTM Zone 22 North.  UTM Zone 22 North grid applies to all coordinates.

4.2

Mineral Tenure

The Project iron ore body is located in Amapá State, Brazil approximately 175km by road from the state capital of Macapá, near the municipalities of Mazagão and Porto Grande, on the two banks of the Vila Nova River.

The Project holds the mining rights granted by the DNPM (ref. Process # 850.048/80) and declared in mining concession #145-91 published in the Federal Gazette (Diário Oficial da União) on 18/07/1991, and amended on 31/05/2007.  The said rights belong to MINERAÇÃO AMAPARI SA, which is now fully owned by DSI.  The total area of the mining rights is 4,254 ha of which 1,475 ha covers the iron ore project and is controlled by Eldorado Gold.

Eldorado Gold and DSI have negotiated a consortium agreement in which Eldorado Gold owns 75% of the Project and the balance of 25% is owned by DSI.  Eldorado Gold has agreed to pay $2.75 million to DSI and fund up to $30.0million of the preproduction capital of the Project.

4.3

Surface Ownership

In Amapá State land is owned by Federal Government of Brazil but several individuals have ownership claims based on historic use. To the extent that there are any valid claims to the land, to be used by the Project, the company will negotiate on case-by-case bases with the individuals concerned.

4.4

Permits and Agreements

Work on the Vila Nova Iron Ore Project is governed by numerous permits and licenses issued by two Brazilian agencies:  SEMA and DNPM.

Table 4.1 shows the present situation concerning Environmental and Mineral Licenses and Reports necessary for Project implementation.

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Table 4 -1

Licenses and Reports

DOCUMENTS	AGENCY	STATUS	READY DATE
Resources Report	DNPM	submitted	Approved Nov/06
Env. Monitoring	SEMA	submitted	Approved Nov/06
Scoping Study	DNPM	submitted	Approved May/07
Installation License (IL)	SEMA	submitted	Approved Jul/06
Operating License (OL)	SEMA	after IL	H2 2008
Mining License	DNPM	submitted	Approved May/07

The licensing of the Project is at an advanced stage with one license pending prior to the start of construction. This is a clearing permit, which is expected to be received from SEMA later in 2007.

4.5

Royalties

A royalty of 2.0% on revenues will be payable to the Brazilian government.

4.6

Environmental Impact Assessment

There are currently no known environmental liabilities at the Vila Nova Iron Ore Project Site (the “Site”) other than existing environmental liabilities that are related to the “garimpo” Vila Nova gold area and the old open pit and heap leach area, both of which are the responsibility of MINERAÇÃO AMAPARI SA.

A total of $4.25 million was estimated for reclamation closure costs in the financial analysis of the Project.  This figure is an estimate made by management and is not based on a closure and reclamation plan.  A detailed closure and reclamation plan will be prepared once the mine is built.

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BRAZIL LOCALIZATION
Amapá
AP
MG
400.000
440.000
480.000
80.000
40.000
N
W
E
S
Porto Grande
Araguari
River
Pedreira River
Porto Grande
BR 156
BR 210
Momguras
Cupixi
Ferreira Gomes
Itaubal
Macapá
Porto Grande
SANTA MARIA DO VILA NOVA MINERAL DECREE
Gaivota
Pacas
Tracoa
São Joaquim
Santo Antonio
Maruarum River
Macapá
Santana
Bonsucesso
Ambé
Mazagão
Macapá
Maruanum
Camaipi
Igarapé do Lago
MACAPÁ
Amazonas River

LEGEND

- City
- Village
- Main road
- Secondary road
- Rail Road
- District boundary
- Aiport
- Draining
- Process DNPM: 850.048/80
- Iron Ore Property

Scale: 1: 500.000

10 0 10 20 30

Kilometers

Projection: UTM
Datum: SAD-69
Zone: 22 N

LOCATION MAP			
eldoradogold	São Bento Mineração S/A		
Location: Vila Nova		City-UF: Porto Grande - AP	
Process DNPM: 850.048/1980	Area DNPM: 4.254,15 ha	Substance: Au/ Fe	Date: November/06
Responsible Technician:	Roberto Rodrigues Costa Eng. de Minas - CREA - MG 4381

Figure 4-1:

Vila Nova Property Location

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5.0

ACCESSIBILITY, CLIMATE, LOCAL RESOURCES, INFRASTRUCTURE, AND PHYSIOGRAPHY

The Vila Nova Iron Ore Project lies 175 km west of Macapá, the capital of the Amapá State in northeastern Brazil.  The Project site is accessible by road: 145 km along the partially paved federal highways BR 210 and BR 156 (“Perimetral Norte”) to the village of Cupixi, then 30 km along a private unpaved road.  The latter experiences poor driving conditions during the rainy season.  This access route is sufficient for property access during production.

The railway “Estrada de Ferro do Amapá – EFA”, which links the Santana Port to the town of Serra do Navio, passes through Cupixi at about 150 km from the Santana Port.  From Cupixi the previously mentioned 30 km road connects the railway line to the property.

The demographic density is very low in the vicinities of the Project deposit.  The population is restricted to groups of rudimentary dwellings located along streams running into the Vila Nova River.  The few permanent residents in the area live mainly on activities associated with gold and tantalite-columbite mining operations that exist in the area and surrounding region.  There are a lesser number that make their living from vegetation extraction activities.

The site topography comprises mostly nearly flat platforms delimited by small slopes. A number of mounds are randomly scattered over the area. These features favor the implementation of this type of project.  The topographic relief at the Project site ranges from 33 m to a hilltop at 136 m above mean sea level elevation.

The nearby Vila Nova River, which flows through the property, will be used for water supply.  Power will be generated through diesel-powered generators.

Typical vegetation throughout the area consists of dense plant coverage.  Typical plant species common in the area consist of: Angelins Maçaranduba (Mimusops Huberi), Guarjará (Chrysophylum Excelsum), Breu, Piquiá, Pracaxi (Pentaclerthra Filamentosa), Acapú, Andiroba (Carapa Guianensis), Apá (Eperua Falcata) and Abiurana (Lucuma Laciocarpa).  The swampy plains and narrow river valleys contain a low and dense forest characterized by palm trees and thorny “espinheiros” and dense masses of lianas.

The Project climate is that of a tropical rainforest with a rainy season in which 85% of the precipitation generally occurs, and a dry season. From December to March it rains several times every day with high intensity but short duration; from April to June the rain is continuous and heavy; and from July to November (the dry season) the rain is less frequent and of lower intensity.

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According to KOPEN’s Climatology Atlas of Brazil, (Atlas Climatológico do Brazil, 1969) the region’s climate is classified as Amw’, signifying that it’s within the rainy climate zone (A), with monsoon-type rains (Am) and has two distinct seasons: namely a) summer, consisting of a dry but shorter period from August to the beginning of November; and b) Winter, with a higher density of rainfall (w’) during the months of March and April.

The annual temperature generally ranges from 23°C to 35°C, averaging around 28°C.   The annual rainfall is 2,300 mm and relative humidity is around 95% (100% during the rainy season).

The main drainage in the province is the Vila Nova River.

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6.0

HISTORY

6.1

Pre-2006 Work

The existence of the high grade iron deposit at Santa Maria do Vila Nova has been known for at least six decades.

In 1948, Ackermann, a geologist who had been retained by the Federal Territory of Amapá at that time, published a paper on the mineral resources of the area, with emphasis on the Santa Maria iron ore. Between 1946 and 1947, Hanna Exploration Co., a North American company, which had been hired by the government of the territory, carried out rotary drilling in the Santa Maria area, focusing on iron ore.

In 1983, a stretch of land approximately 4300 m long (and a few hundred meters across), trending N60W (2600 meters) and extending towards N10E (1700 meters), was mapped by the company Mineração Amapari SA, which applied for a claim on the area at the DNPM (Brazilian National Production Department).

Mineração Amapari SA, between January 1983 and July 1987, conducted gold and iron exploration activities and utilized the data produced by the Hanna drilling, which totaled 1661.53 meters, featuring a low recovery (see below). The company was granted the mining rights.

São Bento Mineração SA entered into an agreement with Mineração Amapari SA in 2005 to evaluate the Vila Nova iron ore deposit.   Subsequent work entailed 1:2000 topographic and geological mapping, surface sampling, diamond drilling, chemical analyses of surface and drill core samples, metallurgical characterization testing, review of mineral resources and reserves.

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7.0

GEOLOGICAL SETTING

7.1

Regional Geology

The Vila Nova Iron Ore Project lies within the Vila Nova Group, a greenstone belt of the Paleoproterozoic age (about 2.2 Ga) occurring in the southern part of the Guyana Shield, a major crustal block composed of Archean to Paleoproterozoic gneiss terranes, mafic-ultramafic complexes, and greenstone belts.  The Vila Nova Group consists of clastic and chemical metasedimentary units with mafic metavolcanic rocks at the base that cover the gneissic-migmatitic terranes and rocks.  This basement gneiss complex is intruded by the Bacuri mafic-ultramafic complex.

The metasedimentary sequence of the Vila Nova Group consists of coarse- to fine-grained clastic units (metaconglomerate, conglomeratic quartzite, quartzite, quartz schist and mica schist) chemical metasedimentary rocks (banded iron formation and chert), and impure chemical metasedimentary units (Fe-rich quartzite and schist).  Sequences of this group have been metamorphosed at greenschist to amphibolite facies.

7.2

Deposit Geology

The Vila Nova Iron Ore Project deposit is a 5 to 40 m thick metamorphosed and deformed iron formation lying within a sequence of metapelitic schists.  The iron formation, a ridge forming unit in the project area, extends for about 1800 meters, from Manoel dos Santos Creek up to a point 600 meters north of the Vila Nova River (Figure 7.1).  The deposit comprises two branches, one trending N60W and the other trending N10E.  These branches correspond to limbs of an inverted syncline fold, whose axis plunges steeply towards west.

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eldoradogold
São Bento
Vila Nova Iron Project
GEOLOGICAL PLAIN SURFACE
Legend
Iron Crust
Iron Crust with brecciated iron clasts
Iron Formation (infered)
Massive Iron
Itabirito
Phylite with caolin & silicified veinlets
Phylite limonitised
Fault plain
Fault plain infered
N
Ore body Lagos
Ore body Bacabal North
Ore body Bacabal South
Ore body Bacabal NW
Ore body Leão
Vila Nova River
Camp
0
200
400
meters
415500 E
415900 E
416300 E
416700 E
417100 E
417500 E
45500 N
45100 N
44700 N
44300 N
75

Figure 7-1:  Surface Geology; Vila Nova Iron Ore Project

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The mineralogic banding and schistosity of the deposit trend parallel to the respective branch or fold limb.  Dips are steep west to near vertical in the main N10W limb (Figure 7.2) and steep to the southwest along the N60W branch.  Linear structures such as fold axes and mineral lineation plunge west.  Transverse and longitudinal joints are approximately at right angles to the linear structures (ac joints).

Vertical Cross Section
50N
N82W
S82E
VNI-B3
VNI-03
VNI-01
Fe2O3% / Fe% (lenght_m)
Fe2O3% / Fe% (lenght_m)
57,4 / 40,2 (24,1)
39,2 / 27,4 (18,25)
86,4 / 60,5 (39,7)
?
?
120m
80
40
Legend
Iron Crust
Massive Iron
Weathered schists and phylite
Kaolim
Schists

Figure 7-2:  Cross Section across Bacabal South Zone

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The iron formation consist of massive to banded hematite (Figure 7.3) and itabirite units.  At surface, these units have experienced weathering resulting in a hematite fragmental unit cemented by limonite (called canga).  The enveloping metapelitic rocks are strongly weathered and rarely exposed.

Figure 7-3:  Hematite unit, VNI-01, Bacabal South

7.2.1

Iron Formation

Hematite Unit

The hematite unit consists of fine-grained specular hematite.  It was classified in drill core based on physical characteristics as Hard, Intermediate or Medium, and Soft.  Hard material contained more than 75% particles larger than 1 inch or 2.5 cm, Intermediate or medium material comprised 25 to 75% particles larger than 1 inch or 2.5 cm, and Soft material contained less than 25% particles larger than 1 inch or 2.5 cm.

This unit is the main ore unit of the Vila Nova Iron Ore Project and is described in more detail in section 9.

Itabirite Unit

Itabirite is a laminated to banded Fe-rich metamorphic rock.  The 3 to 26 m thick unit generally contains alternating bands or laminae of specular hematite and granular quartz.  At Vila Nova, the itabirite also consists of kaolinite and lesser gibbsite laminae (altered muscovite-sericite or muscovite-sericite-chlorite layers) and may called an argillaceous itabirite.  It is not exposed at Vila Nova, being defined only by the drilling.

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Accessory minerals include rutile, fluorite, apatite, magnetite and tourmaline.  Martite is rare having mostly recrystallized to hematite.

The Vila Nova itabirite units are not typical of Brazilian itabirites as they contain a significant alumina content, and at times, may be void of quartz.  Their chemistry is discussed in section 16.  The Vila Nova itabirites have been classified according to FeT content:  rich itabirite (58 to 64%), medium itabirite (52 to 58%) and poor itabirite (less than 52%).  Only the rich itabirites are considered to be potential iron ore together with the hematite unit.

7.2.2

Metapelitic Units

The metasedimentary clastic rocks at the Project consist of phyllite and muscovite (sericite) rich schists.  No exposures occur, and no unaltered examples were intersected in the drilling.   The alteration of these units extends to depths greater than 100 m below surface.  Original rock type was not discernable though laminae of fine grained quartz (quartzite) were observed in some holes.

The units were described based on mineral composition, colour and intensity of alteration:

•

gray to red quartz-chlorite-sericite schist where the intensity of the red color corresponds the degree of alteration.

•

yellow to brown, red or light green quartz-sericite schist containing ubiquitous ferruginous laminae or bands.

•

light green, argillaceous chlorite schist.

7.2.3

Surface Units

Surface deposits (canga) overlying the iron formation and metapelitic units consist of well indurated, brecciated rock that typically comprise fragments of hematite well cemented by limonite.   The fragments have diameters up to 0.5 m, and display rounded edges.  This unit contains typically high alumina content (between 8% and 20%) due to abundant kaolinite and gibbsite.

The chemical analysis of the canga is similar to the chemical analysis of the hematitic ore.  Locally, the canga is strongly phosphatic.  In holes VNI - 01, 02, 03 and 04, the P2O5 contents range from 2 to 14 wt.%.  This phosphatic canga zone is over 390 m long and about 40 m wide, and ends abruptly at depth along a surface trending slightly from south (elevation 114 m) to north (elevation 92 m), with a slope of 3 degrees.  P2O5 contents outside this zone are marked lower, usually well below 1%.

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8.0

DEPOSIT TYPES

The Vila Nova Iron Ore Project deposits are Proterozoic Iron Formation to Enriched Iron Formation deposits in a greenstone belt.  They consist of variably oxidized and chemically enriched zones of porous, friable iron formation associated with clastic sedimentary rocks (commonly oxidized and leached).  Chert units are rare to absent.  Hematite is the principal ore mineral.  Clay minerals are a key association in this deposit type.

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9.0

MINERALIZATION

The main ore type of the Vila Nova Iron Ore Project is the hematite unit.  The massive to banded - laminated hematite units consist of fine-grained (<0.01 to 0.10 mm) specular hematite.  The hematite grains show distinct textures relative to the presence of banding.  Massive ores show non-oriented, generally equi-dimensional grains with mosaic texture.  Laminated ores comprise dense lamellar crystals that are strongly oriented (defining foliation and lineation directions).  Laminated types are the more common.

The main accessory mineral is kaolinite (5 to 10%).  It occurs as platelets or lenticular aggregates with the platelets parallel to banding or lamination. Sometimes the kaolinite occupies regular or irregular fractures in the massive hematite.  Quartz is less common, occurring as intergranular grains to very fine grained masses enclosed by hematite.  Magnetite is ubiquitous (<1%).  Phase found as inclusions in hematite are rare and comprise pyrite, tourmaline, rutile, ilmenite and muscovite.  Martite is hardly seen, as it recrystallized into hematite.

Microgranular manganese oxide is observed and associated with goethite and/or limonite in local oxidized areas of the hematite unit.

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10.0

EXPLORATION

Exploration at the Vila Nova Iron Ore Project has been mainly by geological mapping and geophysical (magnetic) surveys.  Mapping was done at two scales, a property wide 1:2000 scale and a more detailed 1:1000 scale over the exposed portion of the deposit.  The work documented lithology, structural elements, and overburden type.  The geophysical survey consisted of an airborne magnetic type (Figure 10.1).  Results helped understand the projections or absences of the trend of the Vila Nova Iron Ore iron formation unit through areas covered by overburden and the Vila Nova River.  A series of trenches were excavated in Bacabal South for grade continuity confirmation and metallurgical test sample material.  The trenches were channeled sample over 5 m interval widths.  As the project developed, diamond drilling became the principal source of obtaining geologic and grade information.

Figure 10-1:

Total Magnetic Field Map, Vila Nova Iron Ore Project

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11.0

DRILLING

Eldorado Gold conducted diamond drilling on the Vila Nova Iron Ore Project deposit from 2005 to 2007.  4194 m in 49 drill holes were drilled on the project with 31 holes totaling 2951 m drilled in the portions of the deposit for which mineral resources were estimated.  23 holes were drilled in each of 2005 and 2006, 3 holes in 2007.  Most drill holes range in length from 40 to 220 m, averaging 90 m.  A list of project drill holes, together with their coordinates, length, and whether drilled in the portion of the deposit included in the mineral resource estimate is provided in Table 11-1.  Location of the drill holes are shown in Figure 17-1.

Drilling was done by wireline method with H-size (HQWL - 63.5 mm nominal core diameter) equipment using three drill rigs.  The drill core was stored in treated wood boxes.  Upon completion, the collar and anchor rods were removed and a PVC pipe was inserted into the hole.  The hole collar was marked by a cement block inscribed with the hole number.

The drilling layout consisted of holes set out along 100 m spaced cross sections on which one or more holes were drilled.  Proposed hole collars and completed collars were located relative to a property grid by instrument survey.  Holes were inclined 45 to 65 degrees and generally drilled from east to west.  Down-hole surveys were taken approximately every 15 m by the drill contractor.

Standard logging and sampling conventions were used to capture information from the drill core (lithology, mineralogy, hardness and structural features).  The core was logged in detail onto paper logging sheets, and the data were then entered into the project database.  The core was photographed before being sampled.

Very good to excellent core recovery was realized.  The recovery range was 92 to 100 percent, averaging 96 percent.

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Table 11-1:

Vila Nova Iron Ore Project Drill Hole Listing

Hole_ID	Easting	Northing	Elevation	Azimuth	Dip	Hole_ length	Zone	Used in MR
VNI-01	417039	44559	112.5	99.0	-59.1	105.6	Bacabal South	Y
VNI-02	416995	44363	116.9	96.9	-65.4	118.6	Bacabal South	Y
VNI-03	417038	44558	113.0	277.2	-58.5	63.7	Bacabal South	N
VNI-04	417137	44722	99.9	101.6	-60.7	60.8	Bacabal North	Y
VNI-05	417099	44444	123.3	269.7	-46.4	104.3	Bacabal South	Y
VNI-06	417203	44888	67.9	280.8	-48.4	75.5	Bacabal North	Y
VNI-07	417066	44447	128.7	269.8	-50.0	73.8	Bacabal South	Y
VNI-08	417006	44255	120.9	166.4	-46.0	90.3	Bacabal South	Y
VNI-09	417095	44344	122.5	279.0	-47.5	90.1	Bacabal South	Y
VNI-10	417010	44284	119.9	117.5	-49.0	87.1	Bacabal South	Y
VNI-11	416930	44223	108.2	72.5	-48.0	55.7	Bacabal West	Y
VNI-12	416750	44362	75.2	34.5	-49.0	39.8	Bacabal West	Y
VNI-13	417113	44270	118.5	287.5	-48.0	72.5	Bacabal South	N
VNI-B1	416959	44418	110.2	0.0	-90.0	10.5		N
VNI-14	417319	45132	65.4	270.0	-44.0	98.4	Lagos	Y
VNI-15	417387	45198	61.9	275.3	-40.5	56.5	Lagos	Y
VNI-16	417403	45316	64.6	267.5	-45.0	67.8	Lagos	Y
VNI-17	417423	45382	65.3	269.5	-43.0	63.2	Lagos	Y
VNI-18	417426	45482	70.5	263.5	-48.0	65.1	Lagos	Y
VNI-19	417420	45569	70.8	270.5	-48.0	75.4	Lagos	Y
VNI-B2	416984	44464	111.8	0.0	-90.0	9.0		N
VNI-B3	417007	44523	111.0	0.0	-90.0	14.5		N
VNI-B4	417047	44510	119.5	0.0	-90.0	21.1		N
VNI-20	415717	44554	71.3	42.5	-44.0	68.7	Leao	N
VNI-21	415675	44599	79.0	39.7	-51.2	51.9	Leao	N
VNI-22	417116	44443	119.0	272.1	-47.8	74.2	Bacabal South	Y
VNI-23	415845	44468	69.3	55.0	-50.8	129.8	Leao	N
VNI-24	416806	44333	82.3	41.2	-48.4	54.6	Bacabal West	Y
VNI-25	416861	44276	94.6	33.5	-63.5	65.9	Bacabal West	N
VNI-26	415594	44661	78.3	46.3	-48.7	48.5	Leao	N
VNI-27	416867	44285	95.5	36.8	-51.5	85.0	Bacabal West	Y
VNI-28	416008	44360	70.7	36.4	-47.6	99.7	Leao	N
VNI-29	417114	44343	119.0	260.0	-47.7	70.6	Bacabal South	N
VNI-30	415923	44417	74.2	38.9	-46.5	105.0	Leao	N
VNI-31	417128	44502	118.6	271.5	-51.3	122.0	Bacabal South	Y
VNI-32	417378	47998	117.4	156.4	-60.7	99.8	AEB-3	N
VNI-33	415911	44513	108.3	42.7	-65.0	66.9	Leao	N
VNI-34	417467	48044	113.3	155.1	-57.2	77.4	AEB-3	N
VNI-35	415922	44523	108.1	223.0	-48.0	125.7	Leao	N
VNI-36	417365	48026	118.3	160.5	-52.7	50.3	AEB-3	N
VNI-37	417558	48084	107.9	157.9	-58.5	76.1	AEB-3	N
VNI-38	416132	44355	102.5	28.7	-41.8	97.8	Leao	N
VNI-39	416215	44314	108.1	23.8	-45.2	90.1	Leao	N
VNI-40	417249	44790	84.3	260.3	-43.0	220.2	Bacabal North	Y
VNI-41	417162	44600	110.4	270.1	-49.0	190.6	Bacabal South	Y
VNI-42	417149	44500	112.8	272.4	-50.0	209.7	Bacabal South	Y
VNI-43	416779	44301	70.9	45.2	-47.0	108.3	Bacabal West	Y
VNI-44	417059	44722	93.6	95.1	-57.0	188.2	Bacabal South	Y
VNI-45	417109	44800	62.4	93.7	-40.9	96.5	Bacabal South	Y

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Technical Report

12.0

SAMPLING METHOD AND APPROACH

Rock sampling for resource estimation has been conducted on diamond drill core and trench samples.  Drill core samples are taken at lengths ranging from 4.0 to 5.5 m (40 percent equal to 5.0 m).  Trench samples were sample in 5.0 m lengths.

The drill core sample intervals were marked by the geologist and noted in a specific log form. The core was longitudinally cut with a diamond rock saw, with one half stored in special treated wood core boxes and the other half selected for analysis.  Samples were placed in reinforced plastic bags, boxed, and sent to the laboratory.  A sawn hematite-rich ore sample produced approximately 12 kilos of material per meter (or 60 kilos in total for a 5.0 m sample).  Once processed, all boxes with the remaining half of the core were taken to and stored in a roof covered facility.

Canga (a hard capping of cemented hematite and itabirite blocks) was sampled similarly to the hematitic ore.  Soils and decomposed schists were recovered but not sampled.

Composed assays for the Vila Nova Iron Ore Project are shown in Table 12-1 for drill core and Table 12-2 for trench samples.  Lengths of all intervals in these tables are 5 m.

Table 12-1:

Drill Hole Composited Assays

HOLE-ID	Easting	Northing	Elevation	FE%	SIO2%	AL2O3%	P%	Zone
VNI-01	417059.25	44556.36	78.44	60.55	4.65	4.71	0.05	BS
VNI-01	417061.79	44556.03	74.15	62.79	2.88	3.22	0.12	BS
VNI-01	417064.36	44555.73	69.87	63.05	3.12	3.01	0.07	BS
VNI-01	417066.95	44555.45	65.61	62.38	3.85	3.65	0.04	BS
VNI-01	417069.56	44555.20	61.35	62.44	2.04	2.16	0.03	BS
VNI-01	417071.44	44555.03	58.32	62.51	1.42	1.64	0.03	BS
VNI-01	417074.58	44554.78	53.31	63.82	3.46	3.43	0.17	BS
VNI-01	417081.92	44554.33	41.87	62.56	4.52	3.82	0.05	BS
VNI-02	417032.39	44358.37	47.66	60.72	2.90	2.56	0.06	BS
VNI-02	417034.93	44358.17	43.36	61.58	3.93	3.52	0.04	BS
VNI-02	417037.51	44357.98	39.09	59.88	6.15	4.95	0.05	BS
VNI-02	417040.14	44357.81	34.84	48.18	13.09	10.19	0.12	BS
VNI-02	417041.93	44357.70	31.98	62.00	3.75	3.24	0.08	BS
VNI-04	417149.12	44720.23	80.40	61.09	3.79	3.84	0.17	BN
VNI-04	417151.59	44719.73	76.53	56.77	7.28	6.90	0.12	BN
VNI-04	417155.45	44718.97	70.53	62.70	2.97	2.92	0.24	BN
VNI-05	417090.37	44444.74	114.09	61.53	0.83	1.74	0.69	BS
VNI-05	417087.09	44444.99	110.33	61.74	0.70	1.42	0.72	BS
VNI-05	417084.89	44445.17	107.81	59.09	2.81	3.78	0.47	BS
VNI-05	417043.95	44450.31	63.05	62.50	2.39	3.07	0.03	BS
VNI-05	417040.59	44450.87	59.39	61.55	3.71	4.79	0.04	BS
VNI-05	417037.23	44451.43	55.74	62.43	3.70	3.91	0.06	BS
VNI-05	417034.15	44451.95	52.39	63.07	3.78	3.88	0.08	BS
VNI-06	417197.25	44889.24	61.11	62.94	4.47	3.01	0.07	BN
VNI-06	417194.20	44889.82	57.66	64.89	2.18	1.41	0.09	BN

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HOLE-ID	Easting	Northing	Elevation	FE%	SIO2%	AL2O3%	P%	Zone
VNI-06	417185.93	44891.39	48.41	62.29	5.43	3.60	0.03	BN
VNI-06	417171.48	44894.15	32.68	63.95	4.28	3.07	0.02	BN
VNI-06	417168.06	44894.80	29.09	64.57	3.22	2.89	0.06	BN
VNI-06	417165.11	44895.37	26.05	63.84	3.98	3.25	0.03	BN
VNI-07	417057.12	44447.27	118.36	62.86	2.30	4.14	0.16	BS
VNI-07	417053.91	44447.26	114.53	62.76	2.93	4.42	0.09	BS
VNI-07	417050.69	44447.25	110.70	62.51	3.19	4.86	0.13	BS
VNI-07	417047.48	44447.24	106.87	62.62	0.74	5.20	0.12	BS
VNI-07	417044.25	44447.22	103.06	60.76	0.57	7.08	0.28	BS
VNI-08	417013.26	44227.25	90.27	65.50	2.98	2.13	0.05	BS
VNI-08	417014.20	44223.84	86.73	63.83	3.67	3.45	0.03	BS
VNI-08	417015.15	44220.44	83.20	62.52	3.93	3.76	0.06	BS
VNI-08	417016.09	44217.03	79.66	52.46	2.69	2.48	0.02	BS
VNI-08	417017.04	44213.62	76.13	58.50	5.01	6.46	0.07	BS
VNI-08	417017.98	44210.22	72.59	58.60	5.87	5.10	0.04	BS
VNI-08	417020.38	44201.57	63.62	61.26	3.65	3.63	0.07	BS
VNI-09	417044.63	44357.71	66.21	59.02	4.56	6.13	0.03	BS
VNI-09	417041.33	44358.57	62.56	63.94	2.71	2.14	0.02	BS
VNI-09	417038.03	44359.42	58.90	61.10	4.44	3.83	0.05	BS
VNI-09	417036.03	44359.94	56.69	61.10	4.44	3.83	0.05	BS
VNI-10	417043.46	44265.96	76.79	61.40	3.81	3.78	0.05	BS
VNI-10	417045.97	44264.41	73.59	64.80	2.00	1.84	0.07	BS
VNI-11	416947.76	44227.80	88.53	60.70	3.77	4.52	0.11	BW
VNI-11	416951.11	44228.48	84.87	60.20	5.28	5.76	0.08	BW
VNI-11	416954.19	44229.11	81.49	60.86	4.26	4.67	0.07	BW
VNI-12	416760.05	44377.54	54.70	61.54	4.01	3.58	0.05	BW
VNI-12	416761.85	44380.36	50.99	60.05	5.42	4.72	0.08	BW
VNI-12	416763.12	44382.35	48.37	59.20	6.22	5.36	0.09	BW
VNI-14	417312.82	45132.44	58.97	60.57	5.35	4.35	0.05	LG
VNI-14	417309.29	45132.44	55.57	59.34	6.76	5.52	0.03	LG
VNI-14	417302.08	45132.44	48.64	59.22	6.23	4.98	0.02	LG
VNI-14	417298.46	45132.44	45.20	57.37	6.97	5.66	0.01	LG
VNI-14	417294.83	45132.44	41.76	57.71	7.21	5.88	0.05	LG
VNI-14	417291.19	45132.44	38.33	60.99	5.38	3.21	0.02	LG
VNI-14	417288.59	45132.44	35.89	59.01	9.29	2.54	0.03	LG
VNI-14	417262.61	45132.44	12.09	61.03	5.51	2.85	0.02	LG
VNI-15	417359.59	45200.44	37.52	64.77	2.75	2.17	0.03	LG
VNI-15	417357.15	45200.67	35.39	65.29	2.66	2.02	0.03	LG
VNI-16	417366.87	45314.06	29.53	59.43	7.97	4.28	0.05	LG
VNI-16	417363.40	45313.91	26.29	58.38	7.14	3.70	0.14	LG
VNI-17	417394.91	45381.67	39.47	60.41	5.43	3.95	0.04	LG
VNI-17	417391.15	45381.52	36.18	63.53	3.27	2.55	0.06	LG
VNI-17	417387.38	45381.35	32.90	59.38	5.92	4.83	0.03	LG
VNI-17	417384.17	45381.21	30.11	61.18	4.52	3.85	0.06	LG
VNI-18	417392.76	45480.30	33.49	61.15	3.62	1.82	0.04	LG
VNI-18	417390.66	45480.24	31.24	62.86	3.95	3.43	0.07	LG
VNI-19	417387.31	45569.05	34.52	62.09	4.88	3.72	0.04	LG
VNI-19	417383.98	45568.91	31.06	64.07	4.21	2.68	0.04	LG

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HOLE-ID	Easting	Northing	Elevation	FE%	SIO2%	AL2O3%	P%	Zone
VNI-22	417092.48	44446.39	91.28	62.01	1.98	4.07	0.06	BS
VNI-22	417090.32	44446.80	88.86	61.81	3.38	3.34	0.07	BS
VNI-24	416811.94	44339.33	72.93	62.00	3.65	3.53	0.04	BW
VNI-24	416813.66	44341.16	69.95	60.20	4.82	4.58	0.03	BW
VNI-24	416817.47	44345.30	63.35	62.61	4.10	3.57	0.01	BW
VNI-24	416819.65	44347.72	59.56	60.01	6.20	4.97	0.04	BW
VNI-24	416821.83	44350.16	55.78	61.46	5.19	4.65	0.01	BW
VNI-27	416881.36	44303.52	65.79	56.46	7.09	6.94	0.10	BW
VNI-27	416882.54	44305.11	63.30	57.26	6.96	6.89	0.06	BW
VNI-27	416888.86	44313.55	50.04	59.73	6.63	3.51	0.05	BW
VNI-31	417063.66	44503.49	48.80	62.49	3.66	3.55	0.02	BS
VNI-31	417060.19	44503.58	45.20	60.15	5.11	4.60	0.03	BS
VNI-31	417056.71	44503.67	41.61	61.83	4.17	3.76	0.01	BS
VNI-31	417053.24	44503.77	38.01	63.29	3.52	3.11	0.03	BS
VNI-31	417051.05	44503.82	35.74	63.56	3.41	2.99	0.03	BS
VNI-40	417116.02	44766.96	-36.99	60.43	8.69	3.15	0.03	BN
VNI-40	417112.30	44766.33	-40.27	59.23	6.67	5.59	0.06	BN
VNI-40	417108.58	44765.69	-43.55	63.43	4.04	3.47	0.06	BN
VNI-40	417104.86	44765.06	-46.84	63.55	3.80	3.34	0.05	BN
VNI-40	417101.14	44764.42	-50.12	64.83	2.99	2.59	0.04	BN
VNI-41	417127.27	44599.96	72.07	59.79	5.59	4.82	0.07	BS
VNI-41	417123.84	44599.97	68.43	58.96	6.03	5.05	0.06	BS
VNI-41	417120.91	44599.97	65.35	62.39	3.39	3.36	0.10	BS
VNI-41	417073.12	44600.06	17.20	62.46	3.81	3.02	0.02	BS
VNI-41	417069.53	44600.06	13.73	62.46	4.24	3.61	0.01	BS
VNI-41	417065.93	44600.07	10.26	60.29	6.09	5.03	0.05	BS
VNI-41	417062.33	44600.07	6.78	59.94	5.22	4.40	0.04	BS
VNI-41	417058.74	44600.08	3.31	63.03	3.44	2.93	0.04	BS
VNI-41	417055.14	44600.09	-0.16	61.22	5.18	4.24	0.05	BS
VNI-41	417051.54	44600.09	-3.64	62.46	4.55	3.46	0.04	BS
VNI-41	417047.95	44600.10	-7.11	64.08	3.19	2.59	0.03	BS
VNI-41	417044.78	44600.10	-10.17	61.52	4.47	3.72	0.02	BS
VNI-42	417111.63	44501.67	67.04	57.45	7.13	5.40	0.07	BS
VNI-42	417108.53	44501.80	63.13	55.89	9.19	7.27	0.05	BS
VNI-42	417105.43	44501.93	59.21	58.76	6.12	5.12	0.06	BS
VNI-42	417102.68	44502.04	55.71	59.47	5.83	4.94	0.07	BS
VNI-42	417086.23	44502.73	34.50	62.31	4.64	3.90	0.06	BS
VNI-42	417084.39	44502.81	32.10	63.93	3.71	3.09	0.06	BS
VNI-42	417057.48	44503.94	-3.54	60.78	5.19	4.48	0.08	BS
VNI-42	417054.47	44504.06	-7.53	51.14	11.76	9.53	0.08	BS
VNI-42	417051.47	44504.19	-11.53	62.75	4.23	3.69	0.08	BS
VNI-42	417048.46	44504.31	-15.52	62.88	4.45	3.85	0.04	BS
VNI-42	417045.45	44504.44	-19.51	59.04	6.36	5.35	0.05	BS
VNI-42	417042.45	44504.57	-23.51	64.46	3.00	2.75	0.02	BS
VNI-42	417039.44	44504.69	-27.50	63.33	4.12	3.57	0.03	BS
VNI-42	417036.43	44504.82	-31.49	58.44	7.34	5.90	0.04	BS
VNI-44	417121.52	44717.34	2.71	61.49	4.50	3.73	0.05	BN
VNI-44	417147.47	44715.02	-30.35	59.43	5.67	4.78	0.02	BN
VNI-45	417165.64	44796.44	20.21	59.13	5.89	5.08	0.03	BN

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Table 12-2:

Trench Samples (Bacabal South)

SAMPLE-ID	Easting	Northing	Elevation	FE%	SIO2%	AL2O3%	P%	Zone
20005	417081.84	44604.54	124.00	63.50	0.20	0.36	0.04	BS
20006	417087.02	44603.87	127.66	66.50	0.10	0.56	0.09	BS
20007	417091.46	44603.25	130.59	67.50	0.12	0.72	0.16	BS
20014	417062.90	44555.83	122.89	64.10	0.58	1.94	0.31	BS
20015	417067.57	44555.34	126.28	64.80	0.54	1.51	0.24	BS
20016	417072.62	44554.61	129.60	66.90	0.43	1.50	0.24	BS
20017	417077.63	44553.84	132.47	67.20	0.49	1.03	0.04	BS
20018	417082.49	44553.29	135.40	56.80	2.08	0.97	0.00	BS
20019	417087.46	44552.56	136.00	65.00	0.78	1.06	0.14	BS
20020	417092.69	44551.85	133.09	64.30	0.72	2.42	0.57	BS
20021	417064.52	44504.90	125.30	64.90	1.12	1.66	0.26	BS
20022	417067.44	44504.52	126.81	67.60	0.07	0.50	0.02	BS
20023	417070.78	44504.15	128.66	66.80	0.22	1.20	0.14	BS
20027	417090.73	44501.37	129.39	63.30	1.18	1.94	0.42	BS
20031	417047.99	44456.95	126.30	48.80	2.72	11.90	0.66	BS
20032	417050.78	44456.49	126.99	62.70	1.85	3.10	0.24	BS
20033	417053.38	44456.17	127.62	64.30	1.76	1.34	0.12	BS
20039	417085.31	44451.86	126.88	60.20	2.25	3.92	0.67	BS
20040	417089.46	44451.16	126.02	58.90	2.37	3.58	0.55	BS
20048	417039.94	44405.96	130.22	53.30	6.43	3.57	0.33	BS
20049	417041.19	44405.77	130.55	64.70	1.30	1.39	0.11	BS
20051	417044.60	44405.35	131.10	62.60	1.61	3.55	0.28	BS
20052	417050.60	44404.53	130.90	59.30	3.77	3.00	0.33	BS
20072	417036.02	44357.62	127.16	64.10	0.86	2.20	0.24	BS
20073	417039.14	44357.11	128.00	66.60	0.61	0.72	0.05	BS
20103	417042.84	44305.63	121.92	61.10	1.16	3.86	0.19	BS
20104	417047.75	44305.22	120.85	60.60	1.90	3.27	0.18	BS
20105	417050.40	44304.57	120.24	63.50	1.23	2.08	0.27	BS

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13.0

SAMPLE PREPARATION, ANAYSES, AND SECURITY

13.1

Sample Preparation and Assay Method

The drill core and trench samples were sent to two laboratories for chemical analyses:  the SGS – GEOSOL facility in Belo Horizonte, Brazil and the ALS Chemex laboratory facility in Vancouver, Canada.  Samples also underwent material characterization analysis and the procedure and results are discussed in Section 16.

The SGS - GEOSOL laboratory, upon receipt of samples, first crushed each sample to ¼ inch size.  The samples were successively quartered and homogenized until 250 gram sub-samples were obtained.  The 250 g sub-sample was then pulverized to 200 mesh.  The analysis entailed transformation into a bead fused with lithium tetraborate and analyzed by means of X-ray spectrometry.  Elements analyzed were (in weight percent):  Fe, P, Mn, CaO, TiO2, and K2O (to a detection limit of 0.01%); SiO2, Al2O3, MgO and Na2O (to a detection limit of 0.1%).  FeO and loss-on-ignition (LOI) were also measured:  FeO by titration and LOI by calcination at 1000°, until constant weight.

The ALS Chemex laboratory first crushed each samples to better than 70% passing a      2 mm (Tyler 10 mesh) screen.  A split of up to 250 g is taken as the sub-sample and then pulverized to better than 85% passing a 75 micron (Tyler 200 mesh).  The analysis consisted of about 0.20 g of sample transformed into a fused disk.  A lithium metaborate/lithium tetraborate flux is added to the sample prior to fusing.  The disk is then dissolved in 100ml of 4% nitric acid / 2% hydrochloric acid solution and analyzed by ICP spectroscopy.  The measured elemental concentration (first corrected for spectral inter-element interferences) is calculated and reported as oxides.  Elements analyzed (in weight percent) were: Al2O3, BaO, CaO, Cr2O3, Fe2O3, MgO, MnO, P2O5, K2O, SiO2, Na2O, SrO and TiO2 (to a detection limit of 0.01%).  Ferrous Fe and LOI were also measured:  Ferrous Fe by titration and LOI by heating in a 1000°C oven and calculated the difference by weight.

Samples from both laboratories were returned to Eldorado Gold’s Belo Horizonte office  in Brazil for final storage.

13.2

QA/QC

Eldorado Gold implemented and monitored two types of duplicate data for its quality control:  regularly submitted coarse reject duplicates and submissions to a second laboratory.  Results show good reproducibility and no bias in the assay process.

13.3

Specific Gravity

The density of the various units of the Vila Nova Iron Ore Project were measured using the weights of representative samples in water and air.  Friable or porous samples were first dried and coated with paraffin before weighing.  Allowance was made for the weight and volume of the paraffin when calculating the specific gravity.  Table 13.1 shows the measured averages.

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Table 13-1:

Vila Nova Iron Specific Gravity Values

Unit	Mean SG	Standard Deviation	CV	Number of Samples
Hematite
Hard, Banded	4.55	0.42	9.2%	25
Hard, Massive	4.62	0.25	5.4%	23
Intermediate	4.13	0.42	10.7%	7
Itabirite	3.26	0.35	10.7%	10
Canga	2.52	0.63	25.0%	37

13.4

Concluding Statement

In Eldorado Gold’s opinion, the QA/QC results demonstrate that the Vila Nova Iron Project database is sufficiently accurate and precise for resource estimation.

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14.0

DATA VERIFICATION

Prior to modelling, the Project database for the Vila Nova Iron Ore Project was verified by Eldorado Gold against source data.  These checks were conducted on assay, collar coordinate and down hole survey data.  No significant discrepancies were observed.  As a result, the mineral resource database is deemed sufficiently free of error to be adequate for resource estimation.

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15.0

ADJACENT PROPERTIES

Adjacent properties are not relevant for the review of the Vila Nova Iron Ore Project.

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16.0

MINERAL PROCESSING AND METALLURGICAL TESTING

16.1

Crushing and Screening Tests

Metallurgical tests were carried out at the Miguelão Technological Research Center, owned by Minerações Brasileiras Reunidas S.A., a Brazilian iron ore producer now controlled by Companhia Vale do Rio Doce (CVRD).  These tests aimed at:

•

Characterizing drill hole samples into marketable end products;

•

Carrying out tests to define the metallurgical qualities of the products, and

•

Proposing a most suitable processing route for the ore, taking into consideration the site logistics, costs involved and the consumer market.

Ore samples were tested on an individual basis. They were first screened at 31.5 mm and then the oversize fractions were crushed in a jaw crusher and screened again until everything passed through 31.5 mm. The -31.5 mm samples were then homogenized and separated into 3 aliquots: Aliquot 1, Aliquot 2 and Aliquot 3, representing 50%, 25% and 25% proportions, respectively, of the total mass (Figure 16.1).  Aliquot 1 was stored as a spare, and Aliquots 2 and 3 were subjected to particle size analyses. The fractions obtained from Aliquot 2 were sent out for chemical analyses while the fractions from Aliquot 3 underwent mineralogical characterization.

The meshes selected for the analyses, 12.5 mm, 6.35 mm, 1.00 mm, 0.150 mm and 0.038 mm, comply with the market’s grain size specification for iron ore, namely:

Lump ore

: - 31.5 mm to + 6.35 mm;

Sinter feed

: - 6.35 mm to + 0.150 mm, and

Pellet feed

: - 0.150 mm.

The screening testing was carried out by spraying water at the top of the screen set under vibration. With respect to Aliquot 2, the fraction passing the lowest screen (0.038 mm) was measured again using a cyclosizer, with the purpose of quantifying the -0.009 mm fraction (slimes - which are normally discarded in the tailings dam).

16.2

Mineralogical Characterization

The main mineral phases present in the typical Vila Nova Iron Ore Project comprise hematite, martite, goethite, limonite, quartz, gibbsite and kaolinite.  Hematite is a main constituent and is present as granular and tabular forms.  Secondary hematite phases include specular and lobated types.

With respect to non-iron minerals, gibbsite is predominant, except in soft material where quartz prevails.  Ubiquitous magnetite is also observed.

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Figure 16-1:

Flow Chart of Metallurgical Characterization of Vila Nova Iron Ore Project Samples

The rich itabirite material shows iron and quartz contents which do not correspond to a classical classification itabiritic ore.  Instead this material is quite rich in iron but low in quartz contents.

Generally, the release rate of minerals in these tests was too low for fractions above 0.15 mm (lump ore sinter feed).  In consideration of likely economic and market conditions, a higher degree of size reduction and subsequent concentration stage are not recommended.

16.3

Chemical Analysis of Sizing Fractions

The fractions obtained from crushing and screening tests, were submitted for chemical analysis for SiO2, Al2O3, P, Mn, LOI and FeO (contaminant indicators in iron ore).  Assay results are tabulated in Tables 16.1 to 16.4 and discussed in Table 16.5 relative to the threshold grades usually adopted for marketable products.

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Table 16-1:

Chemical Compositions of Hard Material

	Mass Dist.(%)	Content (%)							Dist.
		Fe	SiO2	Al2O3	P	Mn	LOI	FeO	Fe	SiO2
Lump Ore	79.65	65.82	2.56	2.54	0.039	0.010	0.86	0.62	80.61	67.71
Sinter Feed	16.03	65.44	2.55	2.52	0.040	0.010	0.90	0.60	16.13	13.60
PFF	3.29	57.61	7.39	6.42	0.067	0.012	2.10	0.58	2.92	8.08

Table 16-2:

Chemical Compositions of Intermediate Material

	Mass Dist.(%)	Content (%)							Dist.
		Fe	SiO2	Al2O3	P	Mn	LOI	FeO	Fe	SiO2
Lump Ore	54.20	63.59	3.45	3.40	0.058	0.013	1.36	0.62	56.91	33.89
Sinter Feed	31.38	64.20	3.46	2.75	0.048	0.014	1.05	0.54	33.26	19.65
PFF	11.71	47.64	13.71	11.09	0.072	0.010	3.75	0.40	9.21	29.08

Table 16-3:

Chemical Compositions of Soft Material

	Mass Dist.(%)	Content (%)							Dist.
		Fe	SiO2	Al2O3	P	Mn	LOI	FeO	Fe	SiO2
Lump Ore	18.12	63.61	4.55	2.75	0.048	0.059	1.26	0.98	19.61	8.36
Sinter Feed	44.67	61.69	8.81	1.92	0.053	0.041	0.94	0.84	46.87	39.95
PFF	32.99	57.37	11.31	3.99	0.094	0.028	1.60	0.85	32.20	37.88

Table 16-4:

Chemical Compositions of Rich Itabirite Material

	Mass Dist.(%)	Content (%)							Dist.
		Fe	SiO2	Al2O3	P	Mn	LOI	FeO	Fe	SiO2
Lump Ore	54.78	63.40	3.93	3.84	0.033	0.014	0.00	0.00	56.43	37.66
Sinter Feed	28.51	63.95	5.01	2.74	0.030	0.024	0.00	0.00	29.63	25.02
PFF	14.05	58.23	8.56	5.85	0.036	0.022	0.00	0.00	13.29	21.05

Table 16-5:

Contaminant Thresholds for Iron Ore Products

Contaminant	Upper limit (%)
SiO2 Al2O3 P Mn LOI FeO	5.00 1.50 0.055 0.050 2.00 3.00

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16.3.1

Hard Material

The hard material may be suitable as lump ore and sinter feed products with iron content close to 65%.   Main contaminants are silica (SiO2) and alumina (Al2O3), both with their contents close to 2.5% each.   The fraction below 0.15 mm represents less than 5% total mass.

16.3.2

Intermediate Material

The material classified as intermediately hard may be suitable as lump ore and sinter feed products with approximate contents of 63.5% Fe and 3.5% each for both SiO2 and Al2O3. Phosphorous content above 0.06% was also observed.

16.3.3

Soft Material

The soft material shows high levels of contaminants (silica > 5%, alumina > 2.7%, phosphorous > 0.06% and manganese > 0.055%) in the lump ore and sinter feed.  Blending with other ore types will be required to reduce the contents of these deleterious elements in the finished product.

16.3.4

Intercalated Material

The intercalated material shows quite high alumina (> 10.0%) and phosphorous (> 0.12%) contents, a fact which makes their utilization as ore unfeasible.

16.3.5

Itabirite

The material classified as itabirite should not be classified as ore given its quite low iron and extremely high silica contents (28.8% and 53.5%, respectively).

16.3.6

Rich Itabirite

This material is suitable as lump ore and sinter feed products with iron content close to 63.0% and silica content between 4 and 5%.  However, alumina content is high (3 to 4%).

16.4

Typical Ore Composition

The calculated chemical compositions with proportions of 68.1% Hard, 10.0% Intermediate, 8.2% Soft and 13.7% Rich Itabirite are presented in Table 16.6.

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Table 16-6:

Calculated Chemical Compositions of Blended Vila Nova Ore

	Mass Dist.(%)	Content (%)							Dist.
		Fe	SiO2	Al2O3	P	Mn	LOI	FeO	Fe	SiO2
Lump Ore	68.65	65.33	2.82	2.75	0.040	0.012	0.81	0.56	70.87	53.24
Sinter Feed	21.62	64.36	4.19	2.49	0.042	0.018	0.77	0.52	21.99	24.87
PFF	8.04	56.23	9.91	6.15	0.069	0.019	1.67	0.51	7.14	21.89

The data in Table 16.6 indicates that the lump ore proportion, a higher added value product, represents 68% of the total. When combined the lump ore and sinter feed products correspond to 90% of the total.  Iron content is close to 65% and silica content is between 3.0 and 3.5%.  However, the relatively high alumina content (2.5 to 2.8%) may result in some discount for its selling price.

Pellet feed, which corresponds to 8% of the total, shows high contaminant contents. A concentration process is required under the current market conditions.

The possibility of producing sinter feed containing a higher percentage of fines (up to 38 μm) was assessed.  Products with size above 0.15 mm and 0.038 mm were blended with the sinter feed (-6.35 mm to +0.150 mm) and PPF (-0.150 mm) according to their respective contents listed above. Results are shown in Table 16.7.

Table 16-7:

Chemical Compositions of Sinter Feed Products with Extra Fine Proportions

	Mass Dist.(%)	Content (%)							Dist.
		Fe	SiO2	Al2O3	P	Mn	LOI	FeO	Fe	SiO2
Lump Ore	68.65	65.33	2.82	2.75	0.040	0.012	0.81	0.56	70.87	53.24
Sinter Feed	21.62	64.36	4.19	2.49	0.042	0.018	0.77	0.52	21.99	24.87
PFF	8.04	56.23	9.91	6.15	0.069	0.019	1.67	0.51	7.14	21.89

Apart from higher contents of silica and alumina contaminants, the product, called fine sinter feed, would have an undersize portion (-0.150 mm to + 0.038 mm) equal to 35%.  Though relatively high, it is not considered a marketing problem.

16.5

Concentration Tests

Gravity concentration tests were carried out with the sinter feed product in a jig and a spiral, in an attempt to improve its quality. The jig and spiral are traditionally used in iron ore beneficiation at the sinter feed size to reduce contents of silica and other light minerals. The jig is one of the oldest gravity concentration methods, on a coarser feed -6.3 mm to + 1.0 mm. One traditional jig for concentrating iron ore is known as REMER.

The spiral concentrator has been used in industrial applications for processing iron ore upgrade sinter feed iron content in the fine size fraction (-1.00 mm + 0.15 mm).

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As in most concentration processes, adequate liberation of mineral particles is a major requirement. Mineralogical analyses indicate an extremely poor liberation of mineral particles at the fine sinter feed size which signals potential upgrading problems.

16.5.1

Sample Preparation

From the aliquots of sample reserves, two samples were composited, which contain hard, intermediate, soft and rich itabirite materials, with their proportions shown in Table 16.8.

Table 16-8:

Samples for Tests in Jig and Spiral

Material	Sample 1	Sample 2
Hard	68.12%	-
Intermediate	10.03%	31.46%
Soft	8.21%	25.75%
Rich Itabirite	13.64%	42.79%

An aliquot was separated from each of these two samples for a heavy liquid separation analysis.  They were then screened into two fractions: -6.3 mm +1.00 mm and -1.00 mm + 0.038 mm, for concentration tests in jig and spiral, respectively.

The sample preparation flowsheet is illustrated in Figure 16.2.

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Figure 16-2:

Sample Preparation Flow Chart for Concentration Tests

16.5.2

Heavy Liquid Separation

With respect to Sample 1, heavy liquid separation tests showed almost non-existence of light materials in the fraction -6.35 mm + 1.00 mm, indicating gravity separation is not effective. For the -1.00 mm + 0.038 mm fraction, the results indicate there is a possibility of upgrading, but this should be confirmed with pilot concentration testing.

Sample 2 showed a similar behavior in the heavy liquid separation, even though its iron content was lower than in Sample 1.

16.5.3

Jig Concentration Tests

A high mass recovery (96.6%) was obtained for Sample 1. This is in agreement with a small (1.3%) quantity of the floated (light) material observed during heavy liquid separation test. The improvement of the product quality was not significant.  Silica content was reduced from 3.5% to 2.9%, and the alumina content dropped from 3.3% to 3.0%.  Approximately 80% of silica and 87% of alumina reported to the concentrate, indicating a poor liberation of mineral particles at this size range.

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As expected, the Sample 2 upgrade was more significant due to higher levels of contaminants in the feed.

Since the deposit is made up of approximately 68% of hard material, the results of Sample 1 indicate that a jig is not suitable for upgrading Vila Nova ore.

16.5.4

Spiral Concentrator Tests

The test for the -1.00 mm + 0.038 mm fraction of Sample 2 was subjected to spiral concentrating testing at a feeding rate of 287 kg/h. The results are shown in Table 16.9.

Table 16-9:

Spiral Concentration Test Results – Sample 2

Products	Mass (%)	Content (%)
		Fe	SiO2	Al2O3	P	Mn	CaO	MgO	TiO2	LOI
Calc. Feed.	100.00	62.00	7.01	2.42	0.04	0.02	0.01	0.10	0.13	1.02
Concentrate	72.69	65.50	3.30	1.30	0.03	0.02	0.01	0.10	0.14	0.60
Tailings	27.31	52.70	15.90	5.40	0.06	0.03	0.02	0.10	0.10	2.15

Products	Mass (%)	Element Distribution
		Fe	SiO2	Al2O3	P	Mn	CaO	MgO	TiO2	LOI
Calc. Feed.	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Concentrate	72.69	76.79	34.20	39.05	50.97	63.96	57.10	72.69	78.84	42.62
Tailings	27.31	23.21	65.80	60.95	49.03	36.04	42.90	27.31	21.16	57.38

Spiral concentration test results demonstrate a significant improvement of concentrate quality by rejecting about 60% of silica and alumina with a concentrate mass recovery close to 73%.

The results for a table concentration test with Sample 1 were quite promising.  A significant reduction of silica and alumina was achieved with a concentrate mass recovery of 87% (Table 16.10).  This supports a spiral circuit for concentrating the -1.00 mm + 0.038 mm fraction of the Project’s fine sinter feed product which is generated during comminution stage.

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Table 16-10:

Results of Concentration on Vibrating Table – Sample 1

Products	Mass (%)	Content (%)
		Fe	SiO2	Al2O3	P	Mn	CaO	MgO	TiO2	LOI
Calc. Feed.	187.57	65.15	3.79	2.01	0.03	0.02	0.01	0.10	0.13	0.72
Conc. 1	42.30	68.40	0.83	0.96	0.02	0.02	0.01	0.10	0.14	0.36
Conc. 2	45.27	66.00	2.70	1.80	0.03	0.02	0.01	0.10	0.12	0.61
Conc. 1+2	87.57	67.15	1.80	1.39	0.03	0.02	0.01	0.10	0.13	0.49
Mixed	9.90	53.80	15.30	5.40	0.06	0.03	0.01	0.10	0.12	1.98
Tailings	2.53	40.30	27.70	10.00	0.11	0.03	0.03	0.10	0.11	3.77
Total Tailings	12.43	51.05	17.82	6.34	0.07	0.03	0.01	0.10	0.12	2.34

Products	Mass (%)	Elements Distribution
		Fe	SiO2	Al2O3	P	Mn	CaO	MgO	TiO2	LOI
Calc. Feed.	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00	100.00
Conc. 1	42.30	44.41	9.27	20.22	25.28	39.82	40.26	42.30	46.19	21.15
Conc. 2	45.27	45.86	32.26	40.57	46.98	42.62	43.09	45.27	42.37	38.36
Conc. 1+2	87.57	90.26	41.53	60.79	72.26	82.45	83.35	87.57	88.56	59.52
Mixed	9.90	8.17	39.8	26.62	18.99	13.98	9.42	9.90	9.27	27.23
Tailings	2.53	1.56	18.50	12.60	8.75	3.57	7.22	2.53	2.17	13.25
Total Tailings	12.43	9.74	58.47	39.21	27.74	17.55	15.65	12.43	11.44	40.48

16.6

Metallurgical Tests

Physical and metallurgical behavior of the lump ore size was evaluated for a life-of-mine ore composition, namely containing 68.1% hard, 10.0% intermediate, 8.2% soft and 13.7% rich itabirite materials. No metallurgical test was carried on the fine sinter feed size. The tests carried out were:

•

Reducibility Evaluation

•

Test for Determination of the Reduction Degradation Index (RDI)

•

Decrepitation

•

Tumbler Test

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The results are summarized in Table 16.11.

Table 16-11:

Physical and Metallurgical Behaviors of the Lump Ore Product

Blast Furnace Test
Reducibility (Reduction%)	RDI (%- 2.80 mm)	Decrepitation		Tumbler
		IC (%-6.30 mm)	IC (%-4.75 mm)	TI (% +6.30mm)	AI(%-0.50 mm)
42.6	17.3	0.7	0.6	70.3	21.1

Reference
>40	<25	>10	-	>80	<10

Used Standards:

Relative Reucibility - Standard ISO 7215: 1995

RDI - Standard ISO 4696-2: 1998

Decrepitation (IC) - Based on standard ISO 8371:1994

Tumbler (TI / AI) - Standard ISO 3271:1995

The lump ore size behaved well for RDI and reducibility tests.  But the results of impact and abrasion strength tests (tumbler test) did not meet the specification of standard ISO 3271:1995 procedure, indicating that the ore will not have a good mechanical strength during excavation, handling and storage.

16.7

Conclusions on Metallurgical Testwork

A

The materials classified as itabirite and intercalated should be discarded during the mining process as waste;

B

The hard, medium, intermediate, soft hematite and rich itabirite materials should be considered as ore;

C

The liberation of mineral particles for fractions above 0.15 mm in size is too low based on mineralogical analyses and heavy liquid separation;

D

The ore should be crushed to passing 31.5 mm and screened at 6.3 mm. The screen oversize product (-31.5 mm + 6.3 mm) is a final marketable product, called lump ore;

E

The fraction below 6.3 mm should be screened again at 1.00 mm. The undersize material       (-1.00 mm) should be deslimed with cyclone at 38 μm cut-off. The cyclone underflow should then be concentrated in spiral concentrators to reject contaminants. The oversize material  (+ 1.00 mm) on the screen should be combined with spiral product, making up the marketable fine sinter feed (-6.3 mm + 0.038 mm).

F

The amount of tailings generated in the plant is relatively low, corresponding to approximately 8% of the ore feed (3.5% slimes and 4.5% spiral tailings);

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G

The lump ore meets the metallurgical requirements based on RDI, decrepitation and reducibility tests results. The result of tumbler test however was considered unsatisfactory, indicating that the ore does not have a good mechanical strength.  Therefore, a screening plant will be assembled at Santana Port in order to make the Vila Nova Lump Ore product compatible with the specifications. The screening will ensure that fines with size lower than 6.35 mm shall be reduced to a maximum of 15% total lump ore product mass, allowing for a degradation index of up to 5%, due to handling until the product is loaded onto the ships. Note that the undersize resulting from this screening operation will be incorporated to the sinter feed.

H

Alumina is the main ore contaminant followed by silica.

Figure 16-3:

Proposed Vila Nova Process Flow Chart

A proposed flow sheet is shown in Figure 16.3.

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17.0

MINERAL RESOURCE AND MINERAL RESERVE ESTIMATES

Mineral Resource estimates for Vila Nova Iron Ore Project were calculated by Eldorado Gold.  The estimates were made from 3D block models utilizing commercial mine planning software (Gemcom).

17.1

Geological Models

Mineralization at Vila Nova Iron Ore Project consists of a steeply dipping banded iron formation trending north-northeast, with high grade massive hematite ore in the core and lower grade itabirite on either or both sides.  Southern tip of the unit is folded and trends northwest, forming the western wing of the orebody, named Bacabal West.  The NNE trending eastern wing of the mineralization has been cut and laterally offset by two easterly trending post-mineral faults.  As a result, the east wing mineralization was divided into three separate portions from north to south: Lagos, Bacabal North, Bacabal South (Figure 17.1).

The objective of the resource work was to define the quantity, quality, and classification of massive iron ores.  The lower grade/quality itabirite and iron crust materials were not modeled, and instead treated as waste rock.

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Figure 17-1:

Vila Nova Iron Ore Project – Plan view showing domains and drill hole location

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17.2

Solid and Surface Modeling

17.2.1

Geological Solids

2D geological interpretations of the mineralization were prepared and digitized into Gemcom on a series of vertical cross sections spaced at 50 ~ 100 m.  The 3D rings representing massive iron ore outlines, were then digitized on each section.  The bottoms of the 3D rings were arbitrarily extended down the deposit dip direction to a constant elevation of -100 m.  Lateral interpolations or extrapolations were all to half the section spacing.  The resultant 3D solid model of the massive iron mineralization served to constrain grade interpolation.

17.2.2

Hardness Model

Three material types of massive iron ores were defined according to hardness: Hard, Medium-Hard, and Soft.  The ore type was logged in most of the drill holes, and representative samples were taken for metallurgical tests (Section 16).  Sectional interpretation of ore types was used as a guide to sub-divide the existing 3D massive iron solids into individual Hard, Medium hard, or Soft ore solids.  As a rule, where ore hardness on neighboring sections did not match, it was assumed the hardness changed at mid-point between the sections.

These solids were later used to calculate percentages of Hard, Medium hard, and Soft ore contents inside each block.

17.2.3

Topography Model

A detailed 3D topographic map (2 m contours) was surveyed and covered the core part of VNI deposit.  A 2D regional topographic map of the surrounding area was digitized and converted into 3D contours at 10m interval.  The regional contours were then merged with the surveyed contours to make a complete project area topography.  The lower accuracy and reliability of the latter topography data should not have a significant impact on the Vila Nova Iron deposit resource estimates.

17.3

Block Model and Estimation

17.3.1

Data Preparation

For the Vila Nova Iron Ore Project, iron (Fe) is the revenue element and silica (SiO2), alumina (Al2O3), and phosphorous (P) are the main deleterious elements.  Grade models were estimated for Fe%, SiO2%, Al2O3%, and P%.  Assay data were composited into 5m lengths, honouring the ore type domains.  Composite data with lengths less than 1m were excluded from grade estimation.

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17.3.2

Model Setup

A single block model layout was used for Vila Nova Iron Ore Project.  Block cell size and model layout dimensions were shown in Table 17.1.  No rotation was applied.  Choice of block size was based on a number of factors, mostly the contemplated mining bench height (5m), longer N-S extension of the orebody, and the sub-vertical dipping nature of the mineralization.

Table 17-1:

Block Model Dimensions

Direction	Minimum UTM	Maximum UTM	Range (m)	Block Size (m)	Number of Blocks
Easting	416,500	417,600	1100	5	220
Northing	44,000	45,800	1800	10	180
RL	-100	160	260	5	52

17.3.3

Domains

A number of estimation domains were defined to accommodate the changes in geometry and orientation of mineralization.  Geology was also considered in creating these domains.  The ore type solids, composite data and the block model were divided, from north to south, into four domains- Lagos (LG), Bacabal North (BN), Bacabal South (BS), and Bacabal West (BW) (Figure 17.1).  Additional total ore percent and the individual ore-type percent values were stored in each block.

17.3.4

Grade Estimation

Grades were estimated for Fe%, SiO2%, Al2O3%, and P% by inverse distance weighting to the second power (ID2).

Blocks and composites were matched on estimation domain.  Exceptions were made at Bacabal South/West where VNI-08 was used in both because it was in the “hinge” of the folded vein, and at Bacabal North/South where BS hole VNI-01 was also used for Bacabal North estimation because of its relevance and closeness.

No grades were estimated outside the ore type solids.

Blocks received a minimum of 2, and a maximum of 4 composites from a single drillhole.  Maximum composite limit was 6.

The search ellipsoids were oriented preferentially to conform to the orebody orientation.  This was achieved with assistance of the best-fit planes created across the drill hole data in respective domain.  Search ranges were based on drill hole spacing, the width of mineralization.  Search parameters for each domain are listed in Table 17.2

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Table 17-2:

Search Parameters

Domain	Element	Ellipse Orientation			Search Ranges (m)
		Dip Dir	Dip	Plunge	Strike	Dip	X-
LG	Fe%, SiO2%, Al2O3%, P%	280	-80	0	200	100	50
BN	Fe%, SiO2%, Al2O3%	280	-75	0	200	100	50
BS	Fe%, SiO2%, Al2O3%	90	-85	0	200	100	50
BW	Fe%, SiO2%, Al2O3%, P%	38	-90	0	200	100	50

BN	P% (Pass 1)	280	-80	0	50	25	20
	P% (Pass 2)	280	-75	0	400	200	100
BS	P% (Pass 1)	90	-85	0	30	15	10
	P% (Pass 2)	38	-90	0	200	100	50

One pass of estimation for each element was carried out for each domain.  An exception was made for P% at Bacabal South and Bacabal North.  There, the P% grades were calculated with two passes of estimation, reflecting a near surface highly enriched P% due to oxidation.  The oxidation depth was estimated to be approximately 15 meters below surface at Bacabal South, and 25 meters at Bacabal North, therefore the interpolation was restricted to prevent the oxidized P% grades to influence blocks below.  The first pass only used trench or VNI-04 samples, and second pass only used drill hole composites to fill the remaining blank blocks.

17.3.5

Bulk Density

23 massive iron ore samples and 26 laminated iron ore samples were taken for bulk density measurements and calculation of massive iron ore density.  These measurements were averaged and then discounted assuming 15% waste inclusion based on outcrop and drill core observations.  The calculation returned a value of 3.92 which is deemed a realistic density for massive iron ores.  A uniform bulk density value of 3.92 was assigned to all massive iron ore types.  For the waste, 14 bulk density samples were taken, measured, and averaged.  A uniform value of 2.2 was obtained and thereby used for all waste rocks including itabirites and iron crusts.

17.3.6

Production Model

Models for conceptual finished iron ore products were also set up and calculated for use in Whittle pit optimization program.  Three ore products were expected to be produced through crushing and screening process: lump, sinter fine, and tail.  The metallurgical tests provide the detail information on recoveries of lump, sinter fine, and tails from ores of different hardness, and also the upgrading or downgrading of element grades in each product (See Section 16).

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Volume percents for each product were calculated, on a block by block basis, through manipulating the Hardness or Ore type percent model.  Formulae used are:

Lump%

=

(79.65% * Hard%) + (54.20% * Med-Hard%) + (18.12 * Soft%)

Sinter%

=

(16.03% * Hard%) + (31.38% * Med-Hard%) + (44.67 * Soft%)

Tail%

=

(4.32% * Hard%) + (14.42% * Med-Hard%) + (37.21 * Soft%)

17.3.7

Validation

The Vila Nova Iron Ore Project resource model was validated mainly through a detailed visual inspection.  The model was checked for proper coding of drill hole intervals and block model cells, in both section and plan.  Coding was found to be properly done.  Grade interpolation was examined relative to drill hole composite values by inspecting sections and plans.  The checks showed good agreement between drill hole composite values and model cell values.  Examples of representative sections and plans are shown in Figures 17-2 to 17-4.

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Vila Nova Iron Project
Vertical Section - 51N
140 RL
120 RL
100 RL
80 RL
60 RL
40 RL
20 RL
0 RL
-20 RL
-40 RL
-60 RL
-80 RL
-100 RL
20014
20015
20016
20017
20018
20019
20007
20006
20005
VNI-01
VNI-41
FE%
0 50
50 55
55 60
60 110

Figure 17-2:

Vertical Section – 51N

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Vila Nova Iron Project
Vertical Section - 57N
100 RL
80 RL
60 RL
40 RL
20 RL
0 RL
-20 RL
-40 RL
-60 RL
-80 RL
-100 RL
-120 RL
-140 RL
VNI-06
63.84
FE%
0 50
50 55
55 60
60 110

Figure 17-3:

Vertical Section – 57N

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Vila Nova Iron Project
PlanView - 50m Level
FE%
0 50
50 55
55 60
60 110
VNI-01
VNI-02
VNI-03
VNI-04
VNI-05
VNI-06
VNI-08
VNI-09
VNI-10
VNI-12
VNI-14
VNI-15
VNI-16
VNI-18
VNI-19
VNI-24
VNI-27
VNI-31
VNI-40
VNI-41
VNI-42
VNI-43
VNI-44
VNI-45
416600 E
416700 E
416800 E
416900 E
417000 E
417100 E
417200 E
417300 E
417400 E
417500 E
417600 E
417700 E
45600 N
45500 N
45400 N
45300 N
45200 N
45100 N
45000 N
44900 N
44800 N
44700 N
44600 N
44500 N
44400 N
44300 N
44200 N
44100 N

Figure 17-4:

Plan View – 50 m Level

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17.4

Mineral Resource Classification and Summary

The Mineral Resources of the Vila Nova Iron Ore Project were classified using logic consistent with the CIM definitions referred to in NI 43-101.  The mineralization of the project satisfies sufficient criteria to be classified into Measured, Indicated, and Inferred Mineral Resource categories.

The resource classification was based on a number of factors: drill hole spacing, observed continuity in drill holes and surface mapping, availability of trench data, and metallurgical test results.

Boundaries of each resource classification category were outlined by polyline or polygon strings on vertical long section containing projected mid-points of drill hole and trench intersections with the ore solids.

The Indicated Mineral Resource category was set first.  For all domains, mineralization exposures at surface as well as in trenches, and in drill holes which were spaced approximately 50 m at BS and BN, and about 50~100 m at BW and Lagos, showed sufficient continuity in strike direction to allow resources be classified as Indicated mineral resources.  The down-dip limits of the Indicated resources were extended to approximate 50~100 m below the last drill hole intersection on each section.

Measured Mineral Resources were defined within the Indicated resources, and required the presence of trench data (only in the BS domain).  A polygon was digitized on the vertical long section to enclose the area between trenches and roughly 10 meters below the first drill hole intersection under each trench.  Ore blocks inside this polygon were classified as measured mineral resources.

All interpolated blocks that did not meet the criteria for either Measured or Indicated mineral resources at the Vila Nova Iron Ore Project were assigned as Inferred mineral resources.

The mineralization of the Vila Nova Iron Ore Project as of July 31, 2007 is classified as Measured, Indicated and Inferred mineral resources.  The Project Mineral Resources are shown in Table 17.3

Table 17-3:

Vila Nova Iron Ore Project Mineral Resources – 31 July 2007

Resource Category	Tonnes (x1000)	Fe%
Measured	2,285	63.5
Indicated	7,679	61.0
Measured + Indicated	9,964	61.6
Inferred	2,022	61.2

The mineral resources are based on a geological cut-off with all interpolated model blocks within the massive iron ore domain (made up of the hematite unit and Rich Itabirite sub-unit) considered as the deposit’s classified mineral resource. In general, this would correspond to a cut-off iron grade of 55%.

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17.5

Mineral Reserve Estimate and Summary

This is discussed and summarized in Section 19.3.2 Mineral Reserves.

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18.0

OTHER RELEVANT DATA AND INFORMATION

There are no other relevant data and/or information application to this report.

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19.0

ADDITIONAL INFORMATION ON DEVELOPMENT AND PRODUCTION PROPERTIES

19.1

Introduction

The results presented within this section are based on the findings of an internal pre-feasibility study on the Vila Nova Iron Ore Project.

19.2

Project Description

Eldorado Gold and its partner, DSI propose the construction of the Vila Nova Iron Ore Mine on the Project property in southern Amapá State, Brazil, subject to finalizing an off-take agreement with potential clients.  This open pit mine will operate for a little over nine years to produce lump ore and sinter feed products for shipping out of Santana Port.  This operation will require the building of a crushing, screening and separation plan at the mine site and also screening and handling facilities at Santana Port.

19.3

Mining

The Project has an orebody that is amenable to conventional open pit mining methods.  The mining process will use standard hydraulic excavators and highway-type haul trucks with conventional rock boxes.  Drill and blast will be required in the harder areas.

19.3.1

Open Pit Optimization

The measured and indicated blocks of the resource model was imported from Gemcom into Whittle for a Lerchs-Grossman optimization.  The input parameters for the optimization are shown in Table 19.1: Pit Optimization Parameters.

In addition to the general parameters, a constraint was applied to restrict the pits from encroaching within 50 m of the left and right banks of the Vila Nova River.

The Whittle output included results from a series of nested shells.  Averaging of the NPV of the best case and worst case scenarios for the various shells was used to select the optimum theoretical pit shell.

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Table 19-1:

Pit Optimization Parameters

Item	Unit	Value
Iron Ore Price - Lump	$/(1%Fe)	0.9470
Iron Ore Price - Sinter Fines	$/(1%Fe)	0.7439
Iron Ore Price - Tail	$/(1%Fe)	0.0000
Mining Dilution	%	5.00
Mining Loss	%	5.00
Processing Production Rate	t/Yr	1,000,000
Mining Cost (all materials)	$/t	1.10
Processing Cost (Ore Only)
1. Crushing (feed ore)	$/t	0.60
2. Transport & Handling (output ore)	$/t	14.10
General and Admin Cost (applied to ore)	$/yr	2,100,000
Discount Rate	%	5.00
Overall Slope Angle (omnidirectional)	degree	35.00
Density-Iron Ore	t/m3	3.92
Density-Waste Silicate Units	t/m3	2.20

Note:  Resource model is a product model - lump, fine, and tail and it was taken that 25%
of the lump will resultantly report to the fines

Using the theoretical pit shell generated from the optimization performed by means of the Whittle software, two operational pits (Lagos Final Pit and Bacabal Final Pit) were created and the Mineral Reserves derived from the mineral reserves associated to these final pits. The parameters used for generating each of the final operational pits are summarized as follows:

•

Berm width:

5m

•

Road width:

10m

•

Bench height:

10m (5m at pit bottom)

•

Road grade:

8%

•

Face angle:

60°

•

Overall slope:

35°

Figure 19-1 and Figure 19-2 show the final pit configurations generated for these two pits.

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417200.0 E
417300.0 E
417400.0 E
417500.0 E
N
46500.0 N
46250.0 N
-10
-40
40

Figure 19-1:

Lagos Final Pit

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45000.0 N
44750.0 N
44500.0 N
44250.0 N
44000.0 N
30
-90
50
-20
10
-20

Figure 19 -2:

Bacabal Final Pit

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19.3.2

Mineral Reserves

The Mineral Reserves of the Vila Nova Iron Ore Project have been determined and classified in accordance to the CIM definitions referred to in NI43-101.  The Project mineral reserves as of July 31, 2007 are shown in Table 19-2.  The reported mineral reserves are inclusive to the Project’s mineral resources.

Table 19-2:

Vila Nova Iron Project Mineral Reserves (run-of-mine numbers)

	Tonnes (x1000)	Fe%
Mineral Reserves
Proven Reserves	2,285	63.5
Probable Reserves	6,987	60.2
Proven & Probable Reserve	9,272	61.0

The total Mineral Reserves are contained in two open pits, namely Lagos and Bacabal.  Lagos, the smaller pit contains 811,000 t of the total Reserve and Bacabal has the remaining 8,461,000 t.  The Lagos Pit Reserve consists of 551,000 tonnes of Hard Ore at a grade of 61.1% Fe and 260,000 t of Medium Hard Ore at a grade of 61.8% Fe.  The Bacabal Pit Reserve consists of 5,204,000 t of Hard Ore at a grade of 61.5% Fe, 2,430,000 t of Medium Hard Ore at a grade of 59.8% Fe, and 827,000 t of Soft Ore at a grade of 61.7% Fe.

19.3.3

Mine Production Forecast

Blending of ore to meet market requirements is an important part of the mine design.  The first step of determining the optimal mine sequence was to understand the reserve and how it is distributed in terms of ore grades and main contaminants. This was done following the steps shown in Figure 19.3.

Figure 19-3:

Mine Sequence Flowchart

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Each one of these steps above is explained in sequence.

A)

Histograms

The first step was to understand the grade distribution characteristics of the main chemical elements in each of the four ore bodies (Lagos, Bacabal N, Bacabal S, Bacabal SW).  Sets of histograms of the main chemical elements (Fe, SiO2, Al2O3) were created from the respective data of each of the ore bodies.

B)

Grade Distribution

Analysis of the histogram data allowed generic classes to be created for grouping various areas within the ore body according to their grade distribution.

C)

Area Evaluation and Quality Types.

These generic classes have been used to study the ore body distribution and to define limits between specific areas according to these distributions.  This identified similar areas that were then grouped together and assigned specific mean grades of Fe, SiO2 and Al2O3.

D)

Schedule Proportion

The mining schedule then took calculated proportions of each grouped mining area in sequence based on having a constant blended average grade for each year while also having a total ore production of 1.0 x 106  t/a (on a dry basis).

Table 19-3 shows the lump ore and sinter feed tonnages, to be generated during the life of the Project; these tonnages were measured on a dry basis.

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Table 19-3:

Products to be Generated by Year

Lump Ore & Sinter Feed
Year	Production
(dry t x 103)
1	926.0
2	848.0
3	887.0
4	853.5
5	853.5
6	869.5
7	869.5
8	1,016.5
9	1,016.5
Total	8,140.0

The life of mine average product composition is 63% Fe; 2.81% SiO2; 2.69% Al2O3; 0.06% P.

Table 19-4 shows the quantities of ore and waste to be mined in Lagos and Bacabal, (tonnages measured on a dry basis).

Table 19-4:

Ore and Waste Tonnages by Year

Total – Bacabal and Lagos Pits
Year	Waste (Kt)	Ore (Kt)	Stripping Ratio
0	1,329.6	0	-
1	5,234.2	1,079.8	4.8
2	4,759.6	1,009.3	4.7
3	12,700.5	1,020.3	12.4
4	12,764.5	1,001.4	12.7
5	12,764.5	1,001.4	12.7
6	12,765.6	1,003.4	12.7
7	12,765.6	1,003.4	12.7
8	8,611.6	1,136.3	7.6
9	8,611.6	1,017.0	8.5
Total	92,307.3	9,272.3	10.0

19.3.4

Mine Production Equipment

The characteristics of the equipment selected were compatible with the ore mining and stripping activities, as well as the characteristics of the site where the Vila Nova Iron Ore Mine is located, and the access road between the Vila Nova Mine and the Santana Port.

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Table 19-5 provides an annual account of what mining equipment will be utilized for meeting the scheduled production.

Table 19-5:

Main and Auxiliary Mining Equipment Requirements by Year

	Year
	0	1	2	3	4	5	6	7	8	9
Equipment Type	Number of Units in Operation during each Year
3" Crawler Drill	2	2	2	2	2	2	2	2	2	2
±860 cfm Compressor	2	2	2	2	2	2	2	2	2	2
±3.2 m3 Backhoe	2	4	4	10	10	10	10	10	7	7
8 x 4 – 35 t Truck	8	16	16	48	48	48	53	53	45	45
±2.9 m3 Front-end Loader	2	2	2	2	2	2	2	2	2	2
±200 HP Track Dozer	2	4	4	8	9	9	8	8	6	6
Motorgrader	2	2	2	2	2	2	2	2	2	2
±20.000 l Water Tank Truck	2	2	2	2	2	2	2	2	2	2
Lubrication Truck	1	2	2	2	2	2	2	2	2	2
Flatbed Truck with Hydraulic arm	1	1	1	1	1	1	1	1	1	1
Single Cab Pick-up	3	3	3	3	3	3	3	3	3	3
Double Cab Pick-up Truck	2	2	2	2	2	2	2	2	2	2
45t Lowboy	1	1	1	1	1	1	1	1	1	1

19.3.4.1

Equipment Sizing – Drill Rigs

Drilling will take place only in the ore, as long as the waste consists of weathered schist, which can be mined with the utilization of only backhoes assisted by track dozers in later years.  It should be noted however that during the pre-stripping phase, drill rigs would be required just for blasting canga and fresh schist overburden.  In places this can also be done with the use of track dozers but allowance has been made for drilling and blasting.

The ore is expected to consist of 63% hard material, 28% medium hard material and 9% soft material.  Although the soft material would theoretically not require blasting, it will be assumed that this material will be broken by blasting to ease the excavation.

19.3.4.2

Equipment Sizing – Excavators

In year 0, backhoes will operate only in mine development, loading 1,414,000 t of waste (measured on natural basis, 6% moisture content), sufficient to expose ore for the first three months of Year 1.

During the subsequent years the backhoes will be required to manage all ore and waste excavation from the open pits.  The annual quantities of waste and ore to be loaded are shown in Table 19-4.

Backhoes equipped with 3.2 m3 bucket will be used for both ore and waste excavation.  Table 19-5 defines the number of backhoes that will be required per year.

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19.3.4.3

Equipment Sizing – Front-end Loaders for Product Loading

Wheel loaders equipped with 2.9 m3 buckets were selected to load 4 x 2 trucks with 35 t load capacity.  Detailed calculations demonstrated that a single unit is sufficient for loading the products that will be generated in all years, as long as the annual production remains practically constant, around 1 x 106 t.  However, as the product loading activity must be continuous, 2 (two) units were sized, and one of them may operate in the Mine loading ore and/or waste, when not required to load the products

19.3.4.4

Equipment Sizing – Rear Dump Trucks

8 x 4 trucks with 35 t load capacity were selected for haulage requirements within the mine operations.  These units were chosen based on performance at similar operations.

The ore and waste hauling distances for each pit and each operation year were estimated from the pit designs (internal distances) and by means of direct measurement on the Project General Arrangement drawing, where the Lagos  and Bacabal pits are located, as well as the Ore Treatment Facilities and the waste pile (external distances).  The annual ore and waste tonnages to be hauled were obtained from the Sequential Mining Plans, as presented in Table 19-4.

Table 19-5 defines the number of rear dump trucks that will be required per year for the mine operations.

19.3.4.5

Equipment Sizing – Product Haulage Operations

Annual product schedules as outlined in Table 19-3, road conditions, hauling distance as well as operating statistics of the 4 x 2 haul trucks have been used to specify the annual requirements for product haulage trucks.

This report is based on the consideration that the finished products will be truck hauled to the Santana Port, however investigations for truck and rail means of transport is an ongoing consideration.

19.3.4.6

Equipment Sizing – Ancillary Equipment

The ancillary equipment was also sized based on the operation of the same equipment in similar mines, as well as on the specific works to be carried out.

Table 19-5 defines the schedule and specifications of auxiliary equipment that will be required.

19.3.4.7

Equipment Sizing – Dewatering Systems

During the construction phase a hydrologic study will be conducted to quantify possible water incursion into the pit.

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19.4

Process

See Figure 16-3 for referencing the following process description.

The run of mine ore, considered to have a 500 mm (20”) top-size will be fed to bin BI-01, by means of trucks.  A nearby ROM stockpile with capacity of 14,140 t will be used to keep operations continuous.

A mechanical vibratory feeder VF-01 , size 0.7 m width x 2.7 m length, will extract ore from BI-01 with a nominal flow rate of 197 t/hr (wet basis – 6% moisture) and will feed a vibratory grizzly GR-01 , size 1.2 m width x 2.5 m length opening between bars of 75 – 100 mm.

Grizzly oversize will be sent to the primary jaw crusher, CR-01.  It has a single toggle 600 x 1000 mm feed opening operating with 90 mm (3 1/2”) CSS. The crushed product will be transported together with the grizzly undersize by belt conveyor BC-01, which is 800 mm wide.   Belt conveyor BC-01 will be provided with an belt scale, WT-01 to measure the feed flow rate.  The conveyed product will be classified by an inclined vibratory screen, SC-01, which is sized at 1.5 x 4.3 m with two decks of 63 mm and 38 mm square mesh respectively.

The first and second decks oversize will be transported by belt conveyor BC-02, which is 600 mm wide, to a secondary cone crusher, CR-02.  Belt conveyor BC-02 will be equipped with a scrap extractor, MX-01 and a metal detector, MD-01 before feeding crusher CR-02.  CR-02 has a standard extra-coarse cavity 185 mm feed opening and 25 mm CSS.  The crushed product will be transferred by a 600 mm wide belt conveyor, BC-03 to the screen SC-01 in a closed circuit.

The SC-01 screen undersize (- 31.5 mm) will be transported by the 600 mm wide belt conveyor BC-04 and will be fed to the horizontal vibratory screen SC-02.  SC-02 will be sized at 1.8 x 4.3 m with two decks; the first one with 9.5 mm square mesh and the second one with 2 mm polyurethane rectangular (slots) mesh. This screening will be carried out with water spraying to wash the material being classified.

First deck oversize (-31.5 + 6.35 mm) will be the finished product lump, that will be transported and stocked by the belt conveyor BC-05, which is 600 mm wide.  The belt scale WT-02 will be installed on conveyor BC-05 and cross-belt sampler SA-01 as well. The nominal estimated production for lump is 115 t/hr (dry basis).

Second deck oversize (-6.35 + 1  mm) will be the finished product coarse sinter-feed, that will be transported and stocked  by the belt conveyor BC-06, which is 600 mm wide.  The belt Scale WT-03 will be installed on conveyor BC-06 and cross-belt sampler SA-02 as well.  The nominal estimated production for coarse sinter feed is 22 t/hr (dry basis).

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Second deck undersize (-1 + 0 mm) will be pumped by the slurry pump SP-01/ R , size 6 x 4, to the cluster HC-01 with three hydrocyclones (one as stand-by).  Each of these hydrocyclone will have a 254 mm diameter, 90 mm vortex, 32 mm apex, and 1.2 kgf/cm2 pressure.  The overflow (-0.038 mm) will be sent to tailing dam and the underflow (-1 + 0.038 mm) will be sent to a gravimetric concentration step by means of the set SL-01 of 8  double spirals concentrator with seven spiral turns.

Spiral tails will be sent to tailing dam and spiral concentrate will be pumped to the cluster HC-02 with three hydrocyclones (one as stand-by).  Each of these hydrocyclone will have a 152 mm diameter, 50 mm vortex, 25 mm apex, and 1.5 kgf/cm2 pressure. The overflow will be discarded to tailing dam and the underflow (-1 + 0.038 mm) will be fed to dewatering screen SC-03, which will be sized at 1.5 x 3 m with polyurethane 0.3 x 8 mm slots.  The dewatered product will then be transported by belt conveyor BC-08, together with coarse sinter-feed, to a stock pile. The dewatering screen underflow will be sent to tailings dam.

There will be an alternative circuit, to be used when the concentration step is not necessary, which directs the cyclone cluster HC-02 underflow straight to dewatering screen SC-03.

Upstream of the dewatering screen there will be a sampler SA-03 to permit following the fine sinter-feed quality for both cases, with and without gravimetric concentration.

Process water will be recirculated from tailing dam by a water pump (rated at 100 HP,    57 mwc, at level 55.50 m) which will pump 250 m3/hr to a reservoir with 6,900 m3 capacity, located at level 100 m.  The total piping length for this will be some 1,000 m.

Make-up water will be taken from Vila Nova River (at level 33.00 m) by means of a submergible pump (rated at 15 HP – 27 mwc) which will pump 100 m3/hr to tailing dam (at level 55.50 m).  From this site to the reservoir the above mentioned pump will be used.  The total piping length for this will be some 700 m.

19.5

Infrastructure

19.5.1

Existing Site Infrastructure

The existing infrastructure includes accommodation for about 100 people, restaurant, water supply, sewer system and a diesel generator for electric power.

19.5.2

Vila Nova Site Infrastructure

The Vila Nova Iron Ore Project will require living quarters, leisure and recreational facilities, a medical outpatient unit, change rooms, cafeteria and office buildings.

A processing plant will be constructed for the beneficiation of the Vila Nova ROM ore.  See Section 19.4 Process for details the equipment required.

The existing road will remain as the access route to the site.

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19.5.3

Tailings Dam

There will be a tailings dam that is designed to store tailings from iron ore treatment.   The dam will be constructed of compacted earth from areas near the dam centerline.  The dam will be constructed in two phases with the initial phase lasting until Year 4.  The crest of the initial tailings dam shall be raised during the 4th year of operations such to allow containment of all tailings generated during the remainder of the nine year project life.

The basic design features of the tailings dam are shown in Table 19.6.

Table 19-6:

Tailings Dam Basic Design Features

Item	Value	Unit
Maximum dam height (from base)	17	m
Crest Elevation	59.00	m
Crest Length	122	m
Crest Width	4.00	m
Storage Capacity	745,400	m3
Catchment’s Basin Area	0.656	km²
Water Surface Area at Elevation 58.00m	13.581	ha
1,000-year Flood Level	53.48	m

19.5.4

Santana Port Infrastructure

The Santana Port will be adapted with a ship loading facility to allow loading the ships with Vila Nova Iron Ore Project products.  The facility will also include a screening plant for the lump ore.  The Santana Port is operated by the Santana Port Authority and is located on the North bank of the Amazon River, in the town of Santana, approximately 18 Km upstream from the city of Macapa, the capital of the State of Amapa.

19.6

Capital Cost Estimate

19.6.1

Introduction

The initial capital cost of the project on a 100% basis is $32.7 million including $1.7 million of working capital.  Eldorado Gold will fund up to $30.0 million of the pre-production capital expenditures on a 100% basis.  Funding above that threshold will be handled according to the ownership percentages of 75% for Eldorado Gold and 25% for DSI, respectively.

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19.6.2

Direct and Indirect Capital Costs

A breakdown of all pre-production capital costs in US dollars is shown below.

Mining equipment

$14,554,000

(including truck fleet for product transport)

Process facilities

6,975,000

(including port screening and ship loading)

Pre-stripping

2,498,000

Infrastructure

2,265,000

Other Miscellaneous

3,231,000

Contingencies

1,496,000

Total

$31,019,000

Working Capital

1,691,000

Grand Total

$32,710,000

19.6.3

Sustaining Capital Costs

A sum of approximately $18 million will be required over the years of Year 2 to Year 8 for sustaining capital.  Most of this amount is for equipment replacements and/or additional equipment requirements.  It also includes $372,000 for tailings dam upgrade in year 4.

A breakdown of the sustaining capital costs per year is shown in Table 19.7.

Table 19-7:

Sustaining Capital Costs

Year	Sustaining Capital Cost ($000)
1	0
2	13,206
3	428
4	492
5	1,300
6	1,563
7	850
8	120
9	0

The high proportion of sustaining capital expenditure at the end of Year 2 is mainly due to additional mining equipment for a push back in the open pit.

19.7

Operating Costs

The operating costs for the Vila Nova Iron Ore Project have been broken down into its key components.  These include mining; beneficiation; transportation, handling, loading and port screening as variable costs; and also all other fixed costs.  The annualized costs for these key components are shown in Table 19.8.

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Table 19-8:

Key Operating Costs – FOB Santana Port

Cost Item	Total LOM Cost	Total LOM Cost per tonne of Finished Product
	$000	$/t
G&A (including Site Labor)	53,068	6.5
Mining	64,182	7.9
Processing & Product Handling	93,355	11.5
Royalty (CEFEM)	10,371	1.3
Reclamation	4,250	0.5
Other Operating Costs	11,588	1.4
Total	236,814	29.1

19.8

Marketing

The prices for lump ore and sinter fines used in the financial model were based on an indicative letter received from a European trading company.  The prices were quoted in 2006 FOB Brazil terms.  Furthermore Eldorado has been in contact with a number of other prospective clients that have shown interest to purchase the Vila Nova Iron Ore Project products.  Discussions with prospective buyers will continue during the pre-construction phase.

The limitations of the Santana Port on vessel size may have significant negative impact on the FOB prices for our products since most potential ore buyers want larger capacity vessels to be used.

19.9

Financial Analysis

A financial model with year by year after tax cash flow was prepared by Eldorado Gold and the discounted cash flow method was used to evaluate the economics of the project.  See Table 19.9 for the cash flow analysis.

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Table 19-9:

Vila Nova Iron Ore Project Cash Flow Summary

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Project Economics at 100% after tax

•

Initial investment:

$32,709,000 (including working capital)

•

IRR:

56%, and

•

Payback period:

1.9 years

•

NPV:

(5% per annum):

$102,158,000;

(10% per annum):

$75,178,000.

Project Economics at 75% after tax (Eldorado’s share of the Project)

•

Initial investment:

$32,032,000 (including working capital)

•

IRR:

41%, and

•

Payback period:

2.5 years

•

NPV:

(5% per annum):

$69,118,000;

(10% per annum):

$48,848,000.

19.9.1

Principal Assumptions

The exchange rate that has been used throughout this report has been $1.00 = R$2.10.

The maximum general corporate tax rate in Brazil is 34%. However, due to its location the project will be subject to a reduced tax rate of 15.25%, which is the rate used in the economic analysis described above.  Furthermore, Eldorado Gold has significant tax loss credits from its São Bento mine operation Brazil and we are currently reviewing the availability of these credits as a way to further reduce the tax burden at Vila Nova Iron Ore Project.  These tax loss credits have not been used in our economic analysis.

A royalty (Compensação Financeira pela Exploração de Recursos Minerais - CEFEM) of 2% payable to the Brazilian government was included in the financial model.

The prices for lump ore and sinter fines used in the financial model were based on an indicative letter received from a European trading company.  The prices were quoted in 2006 FOB Brazil terms.

19.9.2

Sensitivity Analysis

The sensitivity of the financial analysis has been investigated by Eldorado for variability in product price, capital costs, and operating costs.  Table 19.10 shows the sensitivity effects for Eldorado Gold’s 75% share over the range of -20% to +20% for the key financial drivers.  The same information is shown in a graphical format in Figure 19.4.

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Technical Report

Table 19-10:

Sensitivity Analysis

% Base Case	NPV@5% in $M after tax – Eld’s 75% interest
	Ore Price	Capex	Opex
-20%	26.6	75.8	92.7
-10%	47.9	72.5	80.9
Base Case	69.1	69.1	69.1
+10%	90.4	65.8	57.3
+20%	111.6	62.4	45.6

ELDORADO'S AFTER TAX NPV @ 5% (US$ MILLIONS)
120.0
100.0
80.0
60.0
40.0
20.0
0.0
-20%
-10%
Base Case
+10%
+20%
PRICE/COST VARIATION
Ore Price
Capex
Opex

Figure -4:

Sensitivity Analysis Graph for Eldorado Gold’s 75% Share

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Vila Nova Iron Ore Project
Technical Report

20.0

CONCLUSIONS AND RECOMMENDATIONS

The Vila Nova Iron Ore Project as described in this summary report is ready for development subject to finalizing an off-take agreement with potential clients.  The detailed technical investigations of geology, grade estimation, mine scheduling, and metallurgical test work have demonstrated that an operation can be designed to produce products for the iron and steel industries.  The marketability of the products is evident through the expressed interest of international buyers.  The permitting schedule of the project has been successful to date with just the clearing permit still required prior to construction and, ultimately, the Operating License for commercial production.  The location of the project is suitable for economic transport of the products and supply of all required materials and resources.  Very strong NPV, IRR, and payback terms demonstrate the overall profitability of this one million tonne per year Project.

Although performing well under RDI and decrepitation tests, the lump ore is susceptible to mechanical strength deficiencies as demonstrated by the tumbler tests.  For this reason the product will have to be rescreened at the port.  The undersize of this screening is suitable for blending with the Sinter Fines.  There is no economic value in the iron ore ultra fines, which will be reporting to tailings.

Further investigations into the hydrology and geotechnical qualities are ongoing for open pit and waste containment designs.  Trade-off studies for road and rail transport versus all road transport is also continuing.

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21.0

CERTIFICATES OF QUALIFIED PERSONS

21.1

Signature Page, Date and Certificates

The effective date of this report is July 31, 2007. Signed the 29th of October, 2007.

SIGNED

“Original Document signed and sealed by Stephen Juras, P.Geo.”	“Original Document signed and sealed by Roberto Costa, Mining and Metallurgical Engineer.”
Stephen Juras, P.Geo. Manager, Geology Eldorado Gold Corporation	Roberto Costa Mining and Metallurgical Engineer Roberto Costa Engenharia Ltda.

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CERTIFICATE OF QUALIFIED PERSON

Stephen J. Juras, P.Geo

1188 Bentall 5, 550 Burrard St.

Vancouver, BC

Tel: (604) 601-6658

Fax: (604) 687-4026

stevej@eldoradogold.com

I, Stephen J. Juras, am a Professional Geoscientist, employed as Manager, Geology, of Eldorado Gold Corporation and residing at 9030 161 Street in the City of Surrey in the Province of British Columbia.

I am a member of the Association of Professional Engineers and Geoscientists of British Columbia.  I graduated from the University of Manitoba with a Bachelor of Science (Honours) degree in geology in 1978 and subsequently obtained a Master of Science degree in geology from the University of New Brunswick in 1981 and a Doctor of Philosophy degree in geology from the University of British Columbia in 1987.

I have practiced my profession continuously since 1987 and have been involved in: mineral exploration and mine geology on copper, zinc, gold and silver properties in Canada, United States, Brazil, China and Turkey; and ore control and resource modelling work on copper, zinc, gold, silver, tungsten, platinum/palladium and industrial mineral properties (iron, manganese, potash, aggregate, limestone) in Canada, United States, Mongolia, China, Brazil, Turkey, Peru, Chile, Portugal, Australia, Vietnam and Russia.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

My most recent visit to the project site was from 23 August 2006 to 28 August 2006.  I was responsible for reviewing matters related to the geological data and directing the mineral resource estimation and classification for the Vila Nova Iron Ore Project.  This report was prepared under my direct supervision.

I have not had prior involvement with the property that is the subject of this technical report.

I am not independent of Eldorado Gold Corporation in accordance with the application of Section 1.4 of National Instrument 43-101.

I have read National Instrument 43-101 and Form 43-101FI and this report entitled, Technical Report, Vila Nova Iron Ore Project, Brazil, with an effective date of 31 July 2007, has been prepared in compliance with same.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading

I consent to the filing of the technical report entitled, Technical Report, Vila Nova Iron Ore Project, Brazil, with an effective date of 31 July 2007, with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this report.

Dated at Vancouver, British Columbia, this 29th day of October, 2007.

__________________________

Stephen J. Juras, Ph.D., P.Geo.

CERTIFICATE OF QUALIFIED PERSON

Roberto Rodrigues Costa, Mining and Metallurgical Engineer

Rua Fernandes Tourinho, 375, CEP 30112-000, Bairro Lourdes.

Belo Horizonte, Minas Gerais, Brasil

Tel: (31) 3287-3734

Fax: (31) 3287-3734

rcenge@terra.com.br

I, Roberto Rodrigues Costa, am a Professional Mining and Metallurgical Engineer, working as consultant in the mining industry since 1980 and residing at Rua Flórida, 289, ap 101, CEP 30310-710, Bairro Sion, Belo Horizonte, Minas Gerais State, Brazil.

I am a member of the CREA-MG - Conselho Regional de Engenharia, Arquitetura e Agronomia (Engineering, Architecture and Agronomy Regional Council) Minas Gerais State.  I graduated from the Escola de Minas de Ouro Preto (Ouro Preto Mining School – Federal University of Ouro Preto) with a Mining and Metallurgical degree in 1962.

I have practiced my profession continuously since 1962 and have been involved in the mineral exploration and mining of iron ore, phosphate, limestone, potash, manganese, kaolin, dolomite, diamond, copper, gold, titanium, granite, fluorite, bituminous schists, asbestos, zinc, lead and uranium properties in Brazil.

I was a professor in the chair of Mining Projects at Escola de Minas de Ouro Preto (Ouro Preto Mining School), from 1977 to 1987.

As a result of my experience and qualifications, I am a Qualified Person as defined in National Instrument 43-101.

My most recent visit to the project site was from 07 August 2006 to 10 August 2006.  I was responsible for General Layout and definition of Plant, Tailings Dam, Waste Pile, Water Intake and Camp sites. It was also under my responsibility to elaborate Sequential Mining Plans, equipment selection and sizing, Opex and Capex estimates and the Scoping Study Report.

I have not had prior involvement with the property that is the subject of this technical report.

I am an independent Consultant of Eldorado Gold Corporation, working in this Project since January, 2006.

As of the date of the certificate, to the best of my knowledge, information and belief, the technical report contains all scientific and technical information that is required to be disclosed to make the technical report not misleading.

I consent to the filing of the technical report entitled, Technical Report, Vila Nova Iron Ore Project, Brazil, with an effective date of 31 July 2007, with any stock exchange and other regulatory authority and any publication by them for regulatory purposes, including electronic publication in the public company files on their websites accessible by the public, of this report.

Dated at Belo Horizonte, Minas Gerais, this 29th day of October, 2007.

_____________________

Roberto Rodrigues Costa

APPENDIX

ABBREVIATIONS, TERMS AND SYMBOLS

Vila Nova Iron Ore Project
Technical Report

ABBREVIATIONS, TERMS AND SYMBOLS

ELEMENTS AND MATERIALS

Al2O3

Aluminium Oxide (also called Alumina)

BaO

Barium Oxide

CaO

Calcium Oxide (also called Lime)

Cr2O3

Chromium Oxide

Fe

Iron

FeO

Iron Oxide (also called Ferrous Oxide)

Fe2O3

Iron Oxide (also called Hematite)

K2O

Potassium Oxide

MgO

Magnesium Oxide also called Magnesia)

Mn

Manganese

MnO

Manganese Oxide

Na2O

Sodium Oxide

P

Phosphorous

P2O5

Phosphorous Oxide

SiO2

Silicon Dioxide (also called Silica)

SrO

Strontium Oxide

TiO2

Titanium Dioxide (also called Titania)

FINANCIAL

IRR

Internal Rate of Return

NPV

Net Present Value

R$

Brazilian Real (plural: Reais)

US$

United States Dollars

TECHNICAL

CSS

Closed Size Setting

E

Easting (coordinate of UTM)

LOI

Loss On Ignition

N

Northing (coordinate of UTM)

OTM

Ore Treatment Plant

PFF

Pellet Feed Fractions

RDI

Reduction Degradation Index

ROM

Run Of Mine

Stripping Ratio

The Ratio of Waste to Ore by Tonnage Expressed as W : O

UTM

Universal Transverse Mercator (coordinate system)

UNITS OF MEASURE AND QUANTITIES

g

Gram

h

Hour

ha

Hectare

kg

Kilogram

km

Kilometer

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UNITS OF MEASURE AND QUANTITIES (Continued)

km2

Square Kilometre

l

Litre

m

Metre

m3

Cubic Metre

min

Minute

mm

Millimeter

st

Short Ton (2,000 pounds or about 907.1847 kg)

t

Tonne (dry metric tonnes unless otherwise specified)

%

Percentage

 ‘

Foot

“

Inch

° C

Degree Celsius

°

Degree (as in angle)

103

Ten to the Third Power (equivalent to one thousand)

106

Ten to the Sixth Power (equivalent to one million)

a

Annum (year)

cfm

Cubic Feet per Minute

f

Feet (singular foot)

f2

Square Foot

fpm

Feet per Minute

HP

Horse Power

hr

Hour

in WC

Inches of Water

kgf / cm2

Kilogram-force per Square Centimeter

KWh

Kilowatt Hour

mwc

Head of Water Column (in metres)

yr

Year (annum)

μm

Micrometer

OTHER

±

Approximately

CFEM

Compensação Financeira pela Exploração de Recursos Minerais - a royalty payable to the Brazilian Government which in the case of iron ore equals 2% of the iron ore price.

CIM

Canadian Institute of Mining

DNPM

Brazilian National Production Department

FOB

Free On Board

Garimperos

A group of artisanal miners.

IRR

Internal Rate of Return

LOM

Life of Mine

NPV

Net Present Value

SEMA

Environmental Agency of Amapá State

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